UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 15 August 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Incorporated in the Republic of South Africa
Registration number 1950/038232/06
("Harmony" or "Company")



JSE Share code: HAR | NYSE Share code: HMY | ISIN: ZAE 000015228   Results for the quarter and the year ended **30 June 2011**

SHAREHOLDER INFORMATION

Issued ordinary shares at 30 June 2011	430 084 628
Issued ordinary shares at 31 March 2011	429 807 371
Issued ordinary shares at 30 June 2010	*428 654 779*

Market capitalisation

At 30 June 2011 (ZARm)	38 686
At 30 June 2011 (US$m)	5 724
At 31 March 2011 (ZARm)	42 676
At 31 March 2011 (US$m)	6 304
At 30 June 2010 (ZARm)	*34 888*
At 30 June 2010 (US$m)	*4 530*

Harmony ordinary share and ADR prices

12 month high (1 July 2010 to 30 June 2011) for ordinary shares	R103.25
12 month low (1 July 2010 to 30 June 2011) for ordinary shares	R71.90
12 month high (1 July 2010 to 30 June 2011) for ADRs	US$15.57
12 month low (1 July 2010 to 30 June 2011) for ADRs	US$9.72

Free float

Ordinary shares	100%

ADR ratio   1:1

JSE Limited   HAR

Range for quarter (1 April to 30 June 2011 closing prices)	R83.29 – R103.25
Average daily volume for the quarter (1 April to 30 June 2011)	1 546 143 shares
Range for quarter (1 April to 30 June 2010 closing prices)	*R68.65 – R81.40*
Average daily volume for the quarter (1 April to 30 June 2010)	*1 918 132 shares*

New York Stock Exchange, Inc including other US trading   HMY

Range for quarter (1 April to 30 June 2011 closing prices)	US$12.34 – US$15.57
Average daily volume for the quarter (1 April to 30 June 2011)	2 771 880 shares
Range for quarter (1 April to 30 June 2010 closing prices)	*US$9.04 – US$10.57*
Average daily volume for the quarter (1 April to 30 June 2010)	*1 072 003 shares*

Key features

Of the quarter…

- Gold production 3% higher at 10 152 kg (326 394 ounces)
- Grade remained steady
- R/kg cost higher at R242 851/kg ($1 115/oz) due to increased electricity and stores costs, as well as inclusion of Target 3
- Cash operating profit 5% higher at R901m (US$133m)

Of the year…

- Improved safety rates
- Operations in build-up showed 22% improvement in production
- Improved underground grade at 4.60g/t
- Net profit of R617m/US$87m (loss of R192m/US$24m in FY10)
- Basic earnings per share at R1.44 (21 USc) (loss of 46c (6 USc) in FY10)
- Headline earnings of R957m/US$137m (R4m in FY10)
- Wafi-Golpu resource at more than 1 billion tonnes
- Created financial flexibility: US$300m debt facility

Financial summary for the fourth quarter and year ended 30 June 2011

		Quarter June 2011	Quarter March 2011	Q on Q Variance %	Year ended June 2011	Year ended June 2010	Y on Y variance %
Gold produced [1]	– kg	10 152	9 857	3	40 535	44 433	(9)
	– oz	326 394	316 909	3	1 303 228	1 428 545	(9)
Cash costs	– R/kg	242 851	217 802	(12)	226 667	195 162	(16)
	– US$/oz	1 115	970	(15)	1 009	801	(26)
Gold sold	– kg	10 412	9 716	7	41 043	43 969	(7)
	– oz	334 752	312 378	7	1 319 563	1 413 633	(7)
Gold price received	– R/kg	329 536	312 029	6	307 875	266 009	16
	– US$/oz	1 513	1 389	9	1 370	1 092	25
Operating profit	– R million	901	855	5	3 275	2 926	12
	– US$ million	133	122	9	468	386	21
Basic (loss)/earnings per share*	– SAc/s	(10)	55	<(100)	139	(38)	>100
	– USc/s	(1)	8	<(100)	20	(5)	>100
Headline profit*	– Rm	130	390	(67)	957	4	>100
	– US$m	19	56	(66)	137	1	>100
Headline earnings per share*	– SAc/s	30	91	(67)	223	1	>100
	– USc/s	4	13	(69)	32	–	100
Exchange rate	– R/US$	6.78	6.99	(3)	6.99	7.58	(8)

* Reported amounts include continuing operations only

(1) Production statistics for Steyn 2 and Target 3 have been included. Steyn 2 is currently in a build-up phase and Target 3 was in build-up phase up to the end of March 2011. Revenue and costs are capitalised for the period that these mines are in build-up phase. Revenue capitalised includes: Quarter ending June 2011 Steyn 2, 27 kg (Mar 2011 – 14 kg) and Target 3, 0 kg (Mar 2011 – 250 kg), year ended June 2011 Steyn 2, 90 kg (June 2010 – 33 kg) and Target 3, 531 kg (June 2010 – 117 kg).

Harmony's Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2010 are available on our website (www.harmony.co.za).

Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

▶ overall economic and business conditions in the countries in which we operate;

▶ the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

▶ increases or decreases in the market price of gold;

▶ the occurrence of hazards associated with underground and surface gold mining;

▶ the occurrence of labour disruptions;

▶ availability, terms and deployment of capital;

▶ changes in government regulation, particularly mining rights and environmental regulations;

▶ fluctuations in exchange rates;

▶ currency devaluations and other macro-economic monetary policies; and

▶ socio-economic instability in the countries in which we operate.

Contents

	Page
Chief Executive's Review	3
Safety and health	5
Financial overview	5
Dividend notice	6
Operational overview	6
– Group operational results	6
– Build-up and steady operations	7
– Doornkop	7
– Kusasalethu	7
– Phakisa	7
– Masimong	7
– Target 1	7
– Target 3	7
– Tshepong	8
– Hidden Valley	8
– Other South African operations	8
– Bambanani	8
– Steyn 2	8
– Evander	8
– Joel	9
– Unisel	9
– Total South African surface operations	9
– Kalgold	9
– Phoenix tailings	9
– Surface dumps	9
Development	10
Exploration	11
Operating results (Rand/Metric) (US$/Imperial)	16
Condensed consolidated income statements (Rand)	18
Condensed consolidated statements of other comprehensive income (Rand)	19
Condensed consolidated balance sheets (Rand)	20
Condensed consolidated statements of changes in equity (Rand)	21
Condensed consolidated cash flow statements (Rand)	22
Notes to the condensed consolidated financial statements for the fourth quarter and year ended 30 June 2011	23
Segment report (Rand/Metric)	28
Operating results (US$/Imperial)	30
Condensed consolidated income statements (US$)	32
Condensed consolidated statements of other comprehensive income (US$)	33
Condensed consolidated balance sheets (US$)	34
Condensed consolidated statements of changes in equity (US$)	35
Condensed consolidated cash flow statements (US$)	36
Segment report (US$/Imperial)	37
Development results – metric and imperial	39
Contact details	40

Chief Executive's Review

With another financial year that has drawn to a close, it is important to take stock of what we have achieved and to assess the progress made against our ambition to create a company capable of generating earnings that fund growth and dividends on a sustainable basis.

During financial year 2011, we:

- commissioned excellent gold mines in South Africa and Papua New Guinea (PNG);

- expanded the world class Wafi-Golpu resource to 9 million tonnes (Mt) of copper and 26.6 million ounces (Moz) of gold (100%);

- increased production from growth projects by 22% year on year;

- tailored each mine's business plans to its unique requirements;

- pro-actively addressed industry challenges;

- improved production and productivity at most of our mines, and continue to work at replicating that level of success across the board;

- increased Harmony's exploration exposure in PNG – a country with world class exploration potential – to 8000 km^2;

- improved the quality of our asset portfolio through the disposal and closure of non-core assets;

- celebrated Harmony's 60th year in operation on 25 August 2010.

We made good progress in getting the company where we want it to be – producing better quality ounces. Hidden Valley in PNG is now an operating mine, Harmony's first greenfields offshore development, which was formally opened in September 2010; in South Africa we have Kusasalethu, Doornkop and Phakisa projects, all of which are in build-up, and Tshepong and Masimong which have been steady contributors to production. We dealt with the challenges at mines such as Evander, Target and Joel to ensure these mines are positioned to deliver on their production targets.

Harmony has invested a great deal in the expansion of its production base in South Africa and PNG. The investment in exploration continues to pay dividends, with the Wafi-Golpu resource showing a phenomenal 57% increase to over 1 billion tonnes during the year. Golpu's grade is over 1% copper, confirming it is one of the highest grade copper gold porphyry systems in South East Asia. These excellent results validate our long-held belief that PNG is a game-changing region for Harmony.

On a 100% basis, Golpu alone now hosts a resource of 869Mt, containing 19.3Moz of gold and 9.0Mt of copper (62Moz on a gold equivalent[1] basis). This represents a significant year-on-year increase, with an additional 368Mt (73% increase), comprising 8 956kt copper (88% increase) and 10.5Moz ounces of gold (119% increase). Our resource base in PNG now represent 10% of Harmony's total gold resources (or 21% of the resource on a gold equivalent basis), which is in line with the Company's strategy to increase its geographic diversification.

Annual production was lower than planned at 1.3Moz, largely due to safety stoppages and under-performance at some of the shafts. We continue to improve the business planning process, using benchmarks and targets we believe to be realistic. Our 'life of mine' plans support our commitment to improving the grades from our underground operations, lowering our cost base and benchmarking our costing parameters internally across our operations as well as externally

against other gold producers. Our focus remains on producing safe, profitable ounces and our operations in build-up will add to our production in future.

Safety

Tragically, three employees (South Africa) and one contractor (PNG) lost their lives during the final quarter of the financial year. The deceased were Mbuzeni Sihoyiya, a locomotive guard at Kusasalethu, Michael Sello Matea, underground assistant at Joel, Mbuyiseli Malungisa, a locomotive guard at Masimong and Kerry Kowitz, a contractor working on the Wafi-Golpu access road. I would like to extend my deepest condolences to their families, friends and colleagues.

Safety is a top priority at Harmony. We have put in place a number of safety initiatives, which have resulted in excellent safety achievements. Fatalities do, however, continue to occur. As a result, we appointed Alwyn Pretorius (previously the chief operating officer: North region), who is very familiar with Harmony's underground working environment, to assist in further improving and accelerating the execution of our safety and health strategy.

Gold price

Increasing global economic uncertainty is making gold an even stronger investment option than it already was. At over $1 700/oz, gold remains a currency and we believe the gold price will continue its strength. Investors in Harmony have complete exposure to the spot gold price, as the company does not hedge its gold. During the past quarter the gold price received strengthened from R312 029/kg to R329 536/kg.

Operational results

Quarter on quarter

Gold production for the June 2011 quarter is 3% higher than the previous quarter, despite days lost to public holidays. The past quarter saw excellent improvements in development metres, mainly at the build-up operations. Build-up at Phakisa, Doornkop, Kusasalethu and Hidden Valley progressed well.

Grade remained steady at 2.08g/t.

Year on year

Tonnes milled for the year under review increased by 7% or 1 317 000 tonnes when compared to the previous financial year. The main contributors were:

- *Doornkop:* The build-up resulted in an additional 178 000 tonnes (33%) being milled for the year under review;

- *Target 3:* The inclusion of its first commercial production during the June 2011 quarter (75 000 tonnes);

- *Free State surface operations:* Tonnes increased by 1.2 million tonnes, mainly waste rock dumps;

- *Hidden Valley:* Recorded a full year of production and tonnes milled increased by 1.4 million tonnes to 1.7 million tonnes, achieving its production guidance for the year.

The operations in build-up showed an increase in gold production. Hidden Valley produced 3 118kg, an additional 1 215kg (64%) in comparison to the 1 903kg it produced in the previous financial year. Doornkop's production increased by 562kg (29%), Phakisa's by 391kg (29%) and Kusasalethu's by 165kg (3%). Gold production for the year under review decreased by 9% (3 898kg), mainly as a result of the shafts that were closed in the 2011 financial year. Closed shafts accounted for a decrease in gold produced of 4 092kg year on year. Underground grade increased year-on-year to 4.60g/t.

Financial overview

Quarter on quarter

Quarter on quarter, cash operating costs in R/kg terms were 12% higher, mainly due to higher electricity and stores costs, as well as the inclusion of Target 3 (which reached commercial production during the quarter) in our operating results. Higher stores costs are due to additional maintenance performed during public holidays. Electricity costs are higher due to a 25% increase in tariffs as from April 2011 and the inclusion of one month's winter tariff.

Operating profit at R901 million was 5% higher, mainly due to the increase in the average Rand gold price received to R329 536/kg.

Year on year

Cash operating costs in Rand terms increased by R686 million or 8%, mainly due to restructuring costs, the inclusion of Target 3, higher electricity costs and higher labour costs. This resulted in the cash operating cost in R/kg terms increasing by 16% from R195 162/kg in FY10 to R226 667/kg in FY11. Rand per tonne unit costs remained stable at R469/tonnes.

Capital expenditure for FY11 decreased by R317 million (10%) compared to the previous financial year. This is mainly attributed to a reduction in capital spent on Hidden Valley of 47% or R252 million. Capital from the South African operations decreased by R65 million (2%), due to reduced expenditure at Phakisa (R117 million), Doornkop (R50 million) and Kusasalethu (R50 million).

Reserves and resources

As at 30 June 2011, Harmony's mineral reserves amounted to 41.6Moz of gold, spread across Harmony's assets in South Africa and PNG. The reserves of Kusasalethu, Doornkop, Tshepong and Phakisa in South Africa and Hidden Valley in PNG now constitute 45% of Harmony's total mineral reserves. Once the pre-feasibility study of Wafi-Golpu has been completed, more ounces from PNG will be added to Harmony's reserves.

The reserve declaration excludes Rand Uranium reserves (the asset which is being held for sale), as well as some Evander projects which are no longer included in Harmony's long term mining plans. These exclusions, together with mine depletion, resulted in a decrease of 6.5Moz year on year, allowing Harmony to refocus on growing, developing and operating its portfolio of quality assets.

As at 30 June 2011 Harmony's attributable gold mineral resources were 163.9Moz. Gold resources in PNG increased 51% year on year to 16.3Moz and now comprise 10% of the group's total resource base.

Harmony's PNG resource inventory also includes economically significant copper, molybdenum and silver that co-occur with gold. Attributable copper resources grew by 2.1Mt to 4.5Mt, up 86% year on year (and equates to 9.75Moz on a gold equivalent basis[1]). Molybdenum increased to 84 000 tonnes (up 50%) and silver increased to 55.16Moz (up 7.8%).

These increases were driven by resource expansions at Hidden Valley and Wafi-Golpu.

Creating financial flexibility

Harmony has strengthened its financial flexibility through obtaining a 4 year US$300 million revolving credit facility with Nedbank Limited and FirstRand Bank Limited. The loan agreement was signed on 11 August 2011. This facility is specifically ear-marked for Harmony's activities in PNG.

Dividend

We are pleased to declare a dividend of 60 SA cents per ordinary share for the year ended 30 June 2011.

Looking ahead

Post year-end, following a five day strike, Harmony signed a two year wage agreement with the National Union of Mineworkers (NUM), Solidarity and UASA (collectively referred to as the "Unions") on the 2nd of August 2011. The increase in wages will be off-set by improvements in productivity aimed at the more effective utilization of our mining assets. Approximately 500kg of production was lost due to the strike.

The wage agreement between Harmony and the Unions also includes a profit share scheme in which all employees in the bargaining unit will share on a quarterly basis. The profit share will be based on 1% of operating profits less capital expenditure from the company's South African assets.

We look forward to having the Unions as our partners in creating a sustainable mining industry.

Financial year 2011 was filled with great achievements. We have improved our safety rates, secured excellent exploration results, continue to build up our operations and future production potential and certain operations have generated free operational cash flow.

Financial year 2012 promises to be equally exciting. We remain focussed on continuing to deliver on our long term targets and to maximise shareholder value.

Graham Briggs
Chief Executive Officer

Note 1. Gold equivalent ounces are calculated assuming a US$1150/oz Au, US$2.50/lb Cu and US$13.50/oz Ag with 100% recovery for all metals

Safety and health

Safety

The provision of safe and healthy working places remains a key priority for Harmony, as does the elimination of all workplace injuries and work-related ill health effects. This has always been an important area of focus for Harmony.

Harmony will continue to implement and maintain safety initiatives and is in the process of rolling out a new improved fall of ground strategy to further reduce fall of ground incidents – one of the main contributors to fatal accidents.

It is with deep regret that we report four fatalities during the June 2011 quarter, bringing total fatalities for the 2011 financial year to 16. This is an improvement on the previous financial year, which recorded 22 fatalities. However, we need to continue to work towards avoiding these incidents altogether.

Harmony's Lost Time Injury Frequency Rate (LTIFR) in South Africa remains a single digit, for the eleventh consecutive quarter. Quarter on quarter the LTIFR rate regressed from 8.65 to 9.64, whilst LTIFR also regressed with 8% to 8.32 when compared to the previous year.

The Reportable Injury Frequency Rate (RIFR) (per million hours worked) in South Africa regressed by 13% when compared to the previous year (from 4.19 to 4.73) and by 17% quarter-on-quarter (from 4.62 to 5.39).

The Fatal Injury Frequency Rate (FIFR) improved by 19% when compared to the previous year, but regressed by 44% quarter-on-quarter (from 0.09 to 0.13)

Safety achievements for the quarter included:

South African underground operations:	1 000 000 fatality free shifts
Doornkop shaft operations:	1 000 000 fatality free shifts
Doornkop total operations:	1 000 000 fatality free shifts
Phakisa:	500 000 fatality free shifts
Target:	500 000 fatality free shifts

Ongoing behavioural-based safety, competency training and development and research, together with the vigilant co-operation of our stakeholders, will continue to enable Harmony to become an even safer company to work for.

Health

Our pro-active approach to the health and wellness of our employees continues. Various programmes and initiatives are supported and sponsored by the company to ensure the wellbeing of our employees. Our objective remains to improve health management programs and effectively utilise clinical information. This includes the review of policies, procedures, and processes, as well as training, on an ongoing basis.

See our Sustainable Development Report for more details on our website www.harmony.co.za.

Financial overview

Quarter on quarter

Cash operating profits increased by 5% quarter on quarter to R901 million, mainly due to an increase in revenue driven by the 6% increase in the R/kg gold price received. The increase in revenue was offset by an 18% increase in production cost.

Earnings per share

Basic earnings per share decreased from 55 SA cents to a loss of 10 SA cents per share. Headline earnings per share decreased from 91 SA cents to 30 SA cents. Headline earnings have been adjusted for the impairment of assets as well as the reversal of the impairment of investment in associate.

Revenue

Revenue increased from R2 949 million to R3 422 million, or 16%, mainly due to the 6% increase in the rand gold price received to R329 536/kg. The increase of gold sold by 7% or 696kg, together with the inclusion of the results of Target 3, also contributed to the higher revenue total for the June 2011 quarter.

Cost of sales

Cost of sales increased from R2 623 million to R3 491 million in the June 2011 quarter. The main reasons for this increase are:

- higher production costs, driven by higher electricity costs which include the annual increase by Eskom as well as one month's winter tariff (R115 million increase); increased labour costs of R67 million as a result of an increase in employees due to the build-up at certain shafts; an increase in stores cost due to higher production. Also contributing to the increase is the inclusion of costs related to Target 3, amounting to R93 million for the June 2011 quarter.
- an increase in amortisation and depreciation from R431 million in the March 2011 quarter to R477 million. This increase relates primarily to an increase in tonnes mined at several shafts as well as depreciation commencing at Target 3 as it was brought into commercial production;
- impairment of assets amounting to R264 million. The impairments relate to President Steyn 1 and 2 shafts (R99 million and R103 million respectively) and St Helena (R61 million of which R9 million relates to goodwill);
- the annual adjustment on the rehabilitation provision amounting to R61 million;
- annual assessments of gold inventory balances resulting in write downs for Steyn Plant (R41 million) and Target stockpile (R30 million) and an adjustment on the gold in lock-up (R21 million).

Exploration expenditure

During the June 2011 quarter, R102 million was spent on exploration. Of the amount spent during the quarter, R90 million relates to the PNG projects. The expenditure for the March 2011 quarter was R77 million, R68 million of which related to PNG. The increase quarter on quarter relates primarily to the pre-feasibility study being conducted at Wafi-Golpu.

Reversal of impairment/(impairment) of investment in associate

This movement relates to the limiting of costs relating to the Rand Uranium transaction as well as some foreign exchange movements.

Net gain on financial instruments

The movement for the June 2011 quarter comprises of the changes in fair value of the Nedbank Equity Linked Deposits held by the environmental trusts.

Investment income

Investment income for the June 2011 quarter was R24 million. This was a R40 million decrease quarter-on-quarter as the March 2011 quarter included amounts related to the successful appeal against interest levied by SARS as well as interest on outstanding diesel refunds, which were not repeated in the current quarter.

Finance cost

Finance cost increased by R18 million quarter-on-quarter. This was mainly due to the draw-down of additional funds from the Nedbank facility during the previous quarter.

Taxation

The deferred taxation credit for the June 2011 quarter of R195 million credit consists mainly of credits relating to the change in the Life-of-Mine rates, amounting to R119 million, as well as additional temporary differences.

Capital expenditure

Capital expenditure increased from R667 million to R788 million in the June 2011 quarter, as expected.

Borrowings

The long term portion of borrowings decreased from R1 487 million to R1 229 million in the June 2011 quarter as a result of the net repayment of R100 million on the Revolving Credit Facility and the instalment payments on the term facilities of R153 million.

Year on year

Cash operating profits increased by 12% to R3 275 million for 2011. This was mainly due to an increase in revenue driven by the 16% increase in the rand/kilogram gold price.

Earnings per share

Basic earnings per share increased from a loss of 46 SA cents to earnings of 144 SA cents per share. Headline earnings per share also increased from a loss of 7 SA cents to earnings of 223 SA cents.

Revenue

Revenue increased from R11 284 million to R12 445 million, or 10%, mainly due to the 16% increase in the rand gold price received to R307 875/kg. This increase was offset by the 7% decrease in gold sold.

Cost of sales

Cost of sales increased from R10 484 million to R11 615 million for 2011. This is mainly due to increases in production costs (driven by increased labour, electricity and stores costs) and amortisation and depreciation.

Exploration expenditure

During 2011, R353 million was spent on exploration with R296 million for PNG. The exploration expense in the income statement for 2010 was R219 million, with R165 million being spent in PNG.

Net gain on financial instruments

The movement in net gain on financial instruments for 2011 was R414 million, which includes R273 million recognised on the Witsgold transaction. The balance of the total relates to the changes in fair value of the Nedbank Equity Linked Deposits held by the Environmental Trusts.

Taxation

The deferred taxation credit for the year amounted to R492 million of which approximately R363 million relates to the change in the Freegold unredeemed capital allowance. The 2010 deferred tax charge of R251 million primarily related to increases in average deferred tax rates, notably at Evander.

Notice of cash dividend

Dividend No. 82 of 60 cents per ordinary share, being the dividend for the year ended 30 June 2011, has been declared payable on Monday, 19 September 2011 to those shareholders recorded in the books of the company at the close of business on Friday, 16 September 2011. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company's transfer secretaries or registrar not later than Friday, 9 September 2011.

Last date to trade ordinary shares *cum* dividend	Friday, 9 September 2011
Ordinary shares trade *ex* dividend	Monday, 12 September 2011
Currency conversion date in respect of the UK own name shareholders	Monday, 12 September 2011
Record date	Friday, 16 September 2011
Payment date	Monday, 19 September 2011

No dematerialisation or rematerialisation of share certificates may occur between Monday, 12 September 2011 and Friday, 16 September 2011, both dates inclusive, nor may any transfers between registers take place during this period.

Operational overview

GROUP OPERATIONAL RESULTS

Indicator	Units	June 2011	March 2011	% variance
Tonnes	**000**	4 861	4 646	5
Grade	**g/t**	2.08	2.06	1
Gold produced	**Kg**	10 152	9 857	3
Cash operating costs	**R/kg**	242 851	217 802	(12)
Operating profit	**R'000**	900 734	855 078	5

Gold production for the June 2011 quarter is 3% higher than the previous quarter, despite days lost to public holidays. Cash operating costs in R/kg terms were 12% higher, mainly due to higher electricity and stores costs, as well as the inclusion of Target 3 in our operating results (Target 3 was brought into commercial production during the past quarter).

Higher stores costs are due to additional supplies used to support the increased production, as well as additional maintenance performed during public holidays. Electricity costs were higher due to a 25% increase in tariffs as from April 2011 and the inclusion of one month's winter tariff.

Grade remained steady at 2.08g/t.

Operating profit at R901 million was 5% higher than the previous quarter, mainly due to the increase in the average Rand gold price received to R329 536/kg.

BUILD-UP AND STEADY OPERATIONS

SOUTH AFRICA

Doornkop

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	234	173	35
Grade	g/t	3.24	3.30	(2)
Gold produced	Kg	757	571	33
Cash operating costs	R/kg	239 316	229 447	(4)
Operating profit	R'000	68 250	46 314	47

Doornkop delivered an excellent production quarter. Tonnes milled increased by 35% quarter-on-quarter to 234 000 tonnes and kilograms increased by 33% to 757kg. The increase in throughput is mainly due to an increase in development metres and eight additional crews.

The Doornkop plant performed better this quarter and further improvement is expected in the next quarter, as an additional mill will be available.

Kusasalethu

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	305	297	3
Grade	g/t	5.20	4.93	5
Gold produced	Kg	1 586	1 464	8
Cash operating costs	R/kg	219 880	200 579	(10)
Operating profit	R'000	176 354	146 982	20

Improved mining execution, higher mining grades than planned at 5.20g/t and an increase in tonnes milled to 305 000 tonnes resulted in production being 8% higher quarter on quarter at 1 586kg.

During the June 2011 quarter a quality monitoring method, in the form of a short interval control system, was implemented. The system involves daily monitoring of results and allows management to address operational issues as and when they arise.

Phakisa

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	106	88	20
Grade	g/t	4.45	4.64	(4)
Gold produced	Kg	472	408	16
Cash operating costs	R/kg	284 475	286 765	1
Operating profit	R'000	24 310	9 674	>100

Phakisa recorded a 16 % increase in kilograms produced from 408kg in the March 2011 quarter to 472kg in the June 2011 quarter. The improvement was largely due to an increase in ore milled to 106 000 tonnes. Grade was 4% lower than the previous quarter at 4.45g/t.

Higher production alleviated the impact of higher electricity costs, resulting in cash operating costs remaining stable quarter on quarter at R284 475/kg, Higher production and a stronger gold price ensured a significant increase in operating profit from R10 million in the March 2011 quarter to R24 million in the June 2011 quarter.

Masimong

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	190	216	(12)
Grade	g/t	4.35	4.81	(10)
Gold produced	Kg	827	1 039	(20)
Cash operating costs	R/kg	214 694	175 496	(22)
Operating profit	R'000	95 776	140 570	(32)

Masimong's exceptional record of 1.5 million fatality free shifts came to an end when a loco accident resulted in the death of an employee.

The fatality resulted in six lost days of production due to safety stoppages. Panel availability lead to a drop in B reef grade, resulting in the recovery grade being 10% lower quarter on quarter at 4.35g/t. Lower grade and a 12% decrease in tonnes milled to 190 000 tonnes, resulted in lower production at 827kg.

Cash operating costs were 22% higher quarter on quarter at 214 694/kg, due to a 10% decrease in grade and general cost increases, as outlined on page 6 of this report.

Target 1

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	168	161	4
Grade	g/t	4.11	4.88	(16)
Gold produced	Kg	690	785	(12)
Cash operating costs	R/kg	269 323	203 459	(32)
Operating profit	R'000	51 169	59 007	(13)

Target 1 resolved the belt challenges experienced in the March 2011 quarter. More tonnes were hoisted as a result of new belts being inserted on the decline belt. Tonnes milled increased by 4% quarter on quarter to 168 000 tonnes.

The recovery grade was 16% lower in comparison to the previous quarter, mainly due to inconsistencies in the grade. As a result production was 12% lower than the March 2011 quarter at 690kg, with cash operating costs higher at R269 323/kg.

Target 3

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	75	n/a	n/a
Grade	g/t	3.65	n/a	n/a
Gold produced	Kg	274	250	10
Cash operating costs	R/kg	339 956	n/a	n/a
Operating profit	R'000	930	n/a	n/a

Target 3 had its first quarter of commercial production since Harmony's acquisition of the asset in February 2010.

Target 3 recorded an operating profit of R930 000, with gold production at 274kg. Although cash operating costs were high at R339 956/kg, it should improve as the operation builds up its production.

Tshepong

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	327	333	(2)
Grade	g/t	4.50	5.04	(11)
Gold produced	Kg	1 473	1 679	(12)
Cash operating costs	R/kg	209 333	170 662	(23)
Operating profit	R'000	179 753	236 045	(24)

Tshepong generated an operating profit of R179 million for the quarter. The 11% decrease in the recovery grade to 4.50g/t quarter on quarter is partially due to waste from the decline being hoisted with the ore.

Cash operating costs were higher at R209 333/kg. Electricity tariff increases, the inclusion of one month of winter tariffs and the increase of material for engineering activities contributed to the higher unit costs.

Hidden Valley
(held in Morobe Mining Joint Venture – 50% of attributable production reflected)

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	420	407	3
Grade	g/t	1.97	1.95	1
Gold produced	Kg	826	794	4
Cash operating costs	R/kg	238 644	216 981	(10)
Operating profit	R'000	59 904	83 202	(28)

Production at Hidden Valley was 4% higher quarter on quarter at 826kg, mainly due the higher mill throughput and increased gold recoveries, which were partly offset by a lower gold feed grade.

Gold recoveries of 90% were sustained during the quarter. Mill throughput was higher, but remains constrained as a result of the overland conveyor belt failure in March 2011. Increased site costs are due to the additional ore haulage costs incurred to mitigate the loss of the overland conveyor. Repairs on the overland conveyor progressed to plan with the conveyor expected to be operating by the end of September 2011. Higher cash costs at R238 644/kg is partly offset by an increase in silver production and higher silver prices received.

Silver production increased by 31% quarter on quarter, due to higher feed grade and improved recoveries.

OTHER SOUTH AFRICAN OPERATIONS

Bambanani

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	112	81	38
Grade	g/t	6.56	6.90	(5)
Gold produced	Kg	735	559	31
Cash operating costs	R/kg	302 668	333 259	9
Operating profit/(loss)	R'000	25 032	(12 961)	>100

The short interval control system implemented at Bambanani addressed ineffectiveness at the operation and resulted in improvements in tonnes milled and production. An operating profit of R25 million was generated, due to a 31% increase in gold production to 735kg and a 38% increase in tonnes milled to 112 000 tonnes. Grade requires more attention, with a 5% drop quarter on quarter to 6.56g/t.

Steyn 2

Indicator	Units	June 2011	March 2011	% variance
Gold produced	Kg	27	14	93

The production at Steyn 2 is much higher than the previous quarter at 27kg, but build-up at this shaft remains below expectations. Major infrastructure challenges have been addressed and most of the major capital for the shaft pillar will be spent in the first and second quarter of FY12.

Evander

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	132	130	2
Grade	g/t	5.68	3.72	53
Gold produced	kg	750	483	55
Cash operating costs	R/kg	205 235	298 153	31
Operating profit	R'000	88 615	7 304	>100

Evander performed very well during the quarter, with a substantial increase in recovery grade at 5.68g/t, due to improvements in the face grade. More mining crews were moved into the main payshoot of the decline section, where the grade is higher.

Production at 750kg was higher quarter on quarter, resulting in a 31% decrease in cash unit costs to R205 235/kg and an operating profit of R89 million.

Joel

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	121	118	3
Grade	g/t	3.70	3.77	(2)
Gold produced	kg	448	445	1
Cash operating costs	R/kg	259 121	238 256	(9)
Operating profit	R'000	34 627	30 997	12

Joel had a stable quarter, with gold production at 448kg and a slight drop in grade to 3.70g/t.

Cash operating profit increased by 12% to R35 million, largely due to a higher gold price received. Cash operating costs, however, increased by 9% quarter on quarter to R259 121/kg, due to an increase in electricity tariffs.

Unisel

Indicator	Units	June 2011	March 2011	% variance
Tonnes milled	000	106	104	2
Grade	g/t	3.96	4.49	(12)
Gold produced	Kg	420	467	(10)
Cash operating costs	R/kg	255 486	227 266	(12)
Operating profit	R'000	31 884	38 814	(18)

Increased seismicity in the decline section resulted in production in certain working places being stopped and working crews being moved to the upper section, which has less flexibility. This impacted on the recovery grade, which declined by 12% to 3.96g/t and also resulted in production declining by 10% quarter on quarter to 420kg. Lower production and the increase in electricity tariffs and stores costs resulted in an increase in cash operating costs of 12% to R255 486/kg.

TOTAL SOUTH AFRICAN SURFACE OPERATIONS

Indicator	Units	June 2011	March 2011	% variance
Tonnes	**000**	2 565	2 538	1
Grade	**g/t**	0.34	0.35	(3)
Gold produced	**Kg**	867	899	(4)
Cash operating costs	**R/kg**	268 657	227 335	(18)
Operating profit	**000**	64 130	69 130	(7)

Tonnes treated at the South African surface sources remained stable quarter on quarter at 2 565 000 tonnes. Production declined by 4% to 867kg due to a decrease in grade at 0.34g/t.

The unit cost increased to R268 657/kg, mainly due to the effect of electricity and water tariff increases during the quarter.

An operating profit of R64 million was generated, due to a higher gold price received.

Kalgold

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	392	373	5
Grade	g/t	0.69	0.74	(7)
Gold produced	Kg	270	276	(2)
Cash operating costs	R/kg	311 819	231 188	(35)
Operating profit	R'000	18 247	19 740	(8)

An engineering plan was implemented over the last six months to improve the availability of equipment at the operation. This resulted in a 5% increase in tonnes milled to 392 000 tonnes. Lower grade areas were mined in the open pit during the quarter, resulting in production being 2% lower at 270kg.

Mechanical breakdowns at the plant, together with higher electricity costs resulted in a higher cash operating cost of R311 819/kg, which also impacted the operating profit, reducing it by 8% quarter on quarter to R18 million.

Phoenix (tailings)

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	1 247	1 242	–
Grade	g/t	0.11	0.12	(8)
Gold produced	Kg	137	149	(8)
Cash operating costs	R/kg	297 029	259 966	(14)
Operating profit	000	5 169	12 508	(59)

Tonnes milled at Phoenix remained steady at 1 247 000 tonnes.

The decrease in operating profit of R6 million for the quarter is as a result of an 8% decrease in grade. Cash operating costs were 14% higher quarter on quarter due to an increase in security costs following theft incidents and interruptions at the plant.

Surface dumps

Indicator	Units	June 2011	March 2011	% variance
Tonnes	000	926	923	–
Grade	g/t	0.50	0.51	(2)
Gold produced	Kg	460	474	(3)
Cash operating costs	R/kg	234 874	214 833	(9)
Operating profit	000	40 714	36 882	10

Treatment of tonnes at the surface dumps remained fairly flat quarter on quarter at 926 000 tonnes.

An increase in the operating profit to a total of R40 million is attributable to the higher gold price received during the quarter.

Development


Ore reserve block grades v development grades
Cmg/t
3,000
2,500
2,000
1,500
1,000
500
0
TSHEPONG
PHAKISA
BAMBANANI
DOORNKOP
KUSASALETHU
TARGET
MASIMONG
EVANDER
VIRGINIA
JOEL
Ore Reserve Block Grade (cmg/t)
Rolling 4 Quarter ave Dev Grade (cmg/t)
Current Quarter ave Dev Grade (cmg/t)

Note: The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Bambanani

In the southern part of the sub-shaft area of the mine, development grades remain lower than expected. In the shaft pillar the grade remains above 3000cmg/t, which is in line with expectations.

Doornkop

The South Reef development grades are mostly in line with expectations and in line with the reserve grade. No on-reef development was planned for the Kimberly Reef.

Evander 8

Almost all on-reef development is now concentrated on the Kinross payshoot in the decline area of the mine. Although there was a quarter on quarter drop in the development grade due to local variations, the grades in the main raise lines remained in line with expectations.

Joel

Grades in the winzes being developed from 121 to 129 level, in the very prospective north-western portion of the mine, remain good.

Kusasalethu

On-reef development continues to return grades that are in line with the overall ore body grade and as predicted for the areas that are being developed.

Masimong

There was a quarter on quarter improvement in the grade of the B reef development. For most of the quarter the Basal reef development grades remained below expectation. The Basal grade is however starting to improve as the development is moving into better areas.

Phakisa

The development towards the north is showing positive results in line with expectation. These grades were however offset by lower grades from the development towards the south. Most of the development at Phakisa is still taking place in the lower grade central block with its very erratic nature in terms of grade. However, positive grade trends are emerging from the development towards the north, as expected.

Target (narrow reef mining)

Quarter on quarter there was an improvement in development grades of the narrow reef mining section at the Target 1 shaft. At Target 3 there has been a steady improvement in meters developed quarter on quarter.

Tshepong

In general the Basal Reef development grades were lower than expected, while the B reef continued to yield positive results in most of the target areas.

Unisel

At Unisel, the development grade of the Basal reef is in line with expectations, while the Leader reef grade was lower than expected. No on-reef development was done on the Middle reef for the quarter.

Exploration

International (Papua New Guinea)[#]

Morobe Mining Joint Venture (50% Harmony)

Wafi-Golpu

The pre-feasibility study is advancing well with all major contracts let. A project director has been appointed and a dedicated project office established. Drilling activities continued this quarter, with five rigs that drilled 6 798 meters targeting infill and extensions for Golpu, drill holes to gain samples for metallurgical testing for Wafi and geotechnical information for the Watut decline path.

The resource continues to grow and the timing of the completion of the study is dependent on the amount of infill drilling that will be required to gather sufficient information.

During the quarter, three holes were drilled in the southern and central part of the prospect to further increase the level of confidence in the geological model. Intercepts were as follows:

- WR390 707m @ 0.53%Cu, 0.49g/t Au from 771m
- WR398 554m @ 0.76%Cu, 0.52g/t Au from 554m
- WR392_W1 643m @ 1.39%Cu, 0.94g/t Au from 1133m including 350m @ 1.98%Cu, 2.17g/t Au from 1226m

Drill hole WR392_W1 intersected over 600m of strongly developed porphyry mineralisation and extended the mineralisation to both the east and the west of the previous interpretation.

A new zone of Wafi-style epithermal mineralisation was intersected between Nambonga and Golpu. The pre-collar of drill hole WR397 intersected 10m @ 9.1g/t Au from 389m and is located 200m north-east of WR392 (85m @ 3.2g/t Au). This new zone of mineralisation is centred on a zone of quartz-carbonate veining and is open in all directions. It has the potential to develop into a near surface zone of high grade gold mineralisation.

The Wafi-Golpu resource statement (please refer to the Reserves and Resource press release of 20 July 2011 available on our website, www.harmony.co.za) confirms Harmony's long-held belief that Golpu is a world-class discovery. On a 100% basis, Golpu alone now hosts a resource of 869Mt at 1.03% copper and 0.69g/t gold, containing 19.3Moz of gold and 9.0 million tonnes (Mt) of copper (62Moz on a gold equivalent1 basis). This represents a significant year-on-year increase, with an additional 368Mt (73% increase), comprising 4.2Mt copper (88% increase) and 10.5Moz of gold (119% increase) (see Table 1 below). The deposit has grown to the north and at depth, and the grade has also increased. The resource remains open at depth and to the north, with extension and infill drilling continuing (see Figure 1 below).

Table 1: Golpu (only) 2011 Resource statement in comparison to the 2010 declaration

Golpu	Cut off % Cu	Tonnage Mt	Grade Au (g/t)	Grade Cu (%)	Metal Au (Moz)	Metal Cu (Mt)	Gold Equiv. (Moz)
2010	0.3%	501	0.54	0.96	8.8	4.8	32[*2]
2011	0.2%	869	0.69	1.03	19.3	9.0	62[*1]
Growth		368	0.15	0.07	10.5	4.2	30
% Growth		73%	28%	7%	119%	88%	94%

* Represents Harmony / Newcrest joint venture (MMJV) 100% portion

1. Gold equivalent ounces on 30 June 2011 are calculated assuming a US$1150/oz Au, US$2.50/lb Cu and US$13.50/oz Ag with 100% recovery for all metals

2. Gold equivalent ounces on 30 June 2010 are calculated assuming a US$950/oz Au, US$2.00/lb Cu and US$14oz Ag with 100% recovery for all metals



Figure 1: Golpu long section showing the comparison between the new 30 June 2011 Resource outline and the previous 30 June 2010 Resource outline.

The Golpu copper-gold deposit is a nested porphyry system that comprises at least three separate mineralised intrusions. Potential for additional mineralised intrusives along strike from Golpu, at Nambonga, and for additional feeder zones around the margins and at depth below the diatreme, is high, with the area hugely prospective and underexplored (see Figure 2 below).

The Wafi epithermal gold system is also expanding, with new zones of gold mineralisation discovered off the northern margin of the diatreme in areas never previously drill-tested.


PLAN VIEW
NAMBONGA PORPHYRY
1.0 Moz Au
80 Kt Cu
MIAPILLI
Northern Margin GOLD
Western Zone
Nambonga Corridor
DIATREME
SIGNIFICANT GROWTH POTENTIAL
GOLPU RESOURCE
19.3 Moz Au
9.0M tonnes Cu
WAFI GOLD
6.2 Moz Au
TOTAL SYSTEM
1.0 Billion tonnes
26.6 Moz Au
9.0 M tonnes Cu
N
500 m
DOCKERTON
Exploration Target

Figure 2: The Wafi-Golpu System comprises the Golpu, Wafi and Nambonga Resources and significant growth potential

The increase in the Golpu resource has increased the Wafi Golpu System resource to over 1 billion tonnes, which is displayed in table 2 below.

Table 2: Wafi-Golpu System Resource Statement, comparing the 30 June 2011 declaration with the 30 June 2010 declaration

		Grade		Metal		Gold
	Tonnage	Au	Cu	Au	Cu	Equiv.
Golpu	(Mt)	(g/)t	(%)	(Moz)	(Mt)	(Moz)
2011	1 012	0.82	0.89	26.6	9.0	70*2
2010	644	0.77	0.75	16	4.8	40*1
Growth	368	0.05	0.14	10.6	4.2	30
% Growth	57%	6%	19%	66%	88%	75%

* Represents Harmony / Newcrest joint venture (MMJV) 100% portion

1. Gold equivalent ounces on 30 June 2011 are calculated assuming a US$1150/oz Au, US$2.50/lb Cu and US$13.50/oz Ag with 100% recovery for all metals
2. Gold equivalent ounces on 30 June 2010 are calculated assuming a US$950/oz Au, US$2.00/lb Cu and US$14oz Ag with 100% recovery for all metals



The Wafi-Golpu resource has world class credentials, compared with other similar projects. See the graph below (Figure 3). Wafi-Golpu is of substantial size, with the resource having the highest copper and gold grade amongst its peers.

Figure 3. Wafi-Golpu Gold Equivalent[1] comparison – source: Bank of America Merrill Lynch



1. Gold equivalent ounces on 30 June 2011 are calculated assuming a US$1150/oz Au, US$2.50/lb Cu and US$13.50/oz Ag with 100% recovery for all metals

Wafi structural corridor

Outside of the Wafi-Golpu project area, several first class gold and copper-gold targets are being developed along strike on the Wafi-Transfer structure (see Figure 4). Main focus for the quarter included:

- Bavaga, where results to date have outlined a +1g/t stream sediment anomaly with a footprint of 2 by 1 kilometers and;

- Zimake, a circular magnetic anomaly approximately 5km by 6km with associated pan concentrate samples assaying up to 7.9ppm Au.

Both target areas are prospective for Wafi-style epithermal high sulphidation gold and associated Golpu porphyry copper-gold mineralisation. Reconnaissance work is continuing.

Figure 4: Regional setting of the Wafi-Golpu deposit showing Wafi-Transfer and main target areas



Hidden Valley district exploration

Excellent first pass results have been returned from the Mungowe prospect, located approximately 7km northwest of Hidden Valley. Mapping and rock chip sampling has outlined a high-grade zone of outcropping mineralisation with results including: 1m @ 87 g/t Au, 82.9 g/t Ag and 4m @ 31 g/t Au, 121 g/t Ag.

High grades are localised at the intersection of several fault zones, but this sits within a broader envelope of carbonate-base metal mineralisation and alteration covering an area of approximately 3km x 1.5km. The footprint of the anomaly together with its structural-geological setting similar to that at Hidden Valley, is very encouraging.

Prospect development work including compilation of results from the Kulang-Kerimenge trend continues.

Figure 5: HV satellite deposit target locations


PLAN VIEW
10 km radius from HV Plant
Wau
> 600Koz (1)
Exploration target
Mungowe
Edie Creek
~ 90Koz (1,2)
Kulang
target
2011 HAMATA
RESOURCE
6.9Mt @
2.2g/t Au
0.5Moz Au
HIDDEN VALLEY
PLANT
Exploration
target
Kerimenge
750Koz (1)
ML 151
2011 HIDDEN
VALLEY
RESOURCE
113Mt @
1.5g/t Au
5.4Moz Au
N
5 km

PNG Exploration (Harmony 100%)

Outside of the Morobe Mining Joint Venture (MMJV), exploration work on the PNG tenement portfolio focused on the Mount Hagen Project, with drilling commencing at the Kurunga Prospect.

Mount Hagen project (EL1611 & EL1596)

First-pass drilling at the Kurunga Prospect is underway to test three discrete copper anomalies in close proximity, each roughly 500-700m diameter. The anomalies exhibit typical porphyry style metal zonation, with a central Copper-Molybolenum (Cu-Mo) core (with patchy coincident gold (Au) surrounded by elevated Zink-Lead (Zn-Pb) geochemistry. In addition, anomalies rank among the highest order geochemical targets in the entire mobile belt.

Initial assay results received to date have been encouraging. The top 132m of KUDD008 averages 170 ppm Molybolenum (Mo) and is accompanied by sporadic vein intervals of +0.1 % Cu. The assays also include an interval of high grade Mo mineralisation:

- KUDD009; 33m @ 343 ppm Mo from 4m.

Golpu resource grade averages 95 ppm Mo for comparison. Results indicate that the Kurunga system is metal bearing and confirms the prospectivity of the soil anomaly. The remainder of assays for the program are pending.



Figure 6: Greyscale magnetic image (analytic signal) over the Mt Hagen project area with colour overlay showing copper geochemical anomalies. The red areas represent high order copper anomalies ranging between 250 parts per million (ppm) to 0.14% copper.



Ridge and spur soil sampling and reconnaissance mapping have produced a 1 300m x 600m, coincident Cu-Au-Mo anomaly to the southwest of Kurunga at Penamb (refer figure 5 above). Preliminary field observations combined with historic mid-1980's Esso reports indicate the presence of a fertile Cu-Au porphyry system with significant phyllic and propyllitic alteration zones within the main Penamb creek and along several ridges. Drill testing is planned for quarter 1 of FY12.

Amanab project (EL1708)

No fieldwork was undertaken during the quarter. Reconnaissance mapping and sampling is scheduled for the next quarter.

 # Note: The technical information was compiled by Greg Job, Harmony's Executive Growth and Resource Development for South-East Asia, who has the overall responsibility and accountability for the Golpu project, in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (SAMREC) 2007. Mr Job has 21 years' experience in mine and resource geology and is a member of the Australian Institute of Mining and Metallurgy. He is a full time employee of Harmony and qualifies as Competent Person as defined in the SAMREC Code and the Australian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves (JORC). Mr Job has consented to the inclusion of the exploration details based on the information in the form and context in which it appears.

South Africa

Uranium Project Tshepong, Phakisa, Masimong Project (TPM)

TPM evaluates the potential for the economic recovery of uranium from the ore mined at the Tshepong, Phakisa and Masimong operations in the Free State. The processing of the uranium enhances the gold recovery resulting in increased gold production from these operations. When the uranium is treated as a by-product, and therefore a credit to costs, operating costs of the contributing shafts will be reduced.

During the March 2011 quarter the feasibility study was completed. Higher operating and capital cost assumptions were used. This resulted in lower net present values than expected. A value engineering process is currently underway to further assess the net present value of the project.

Operating results (Rand/Metric) (US$/Imperial)

			Underground production – South Africa													Surface production – South Africa							
		Quarter Ended	Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Unisel	Total Under-ground	Kalgold	Phoenix	Dumps	Total Surface	South Africa Other	South Africa Total	Hidden Valley	Harmony Total
Ore milled	**– t'000**	**Jun-11**	**112**	**234**	**132**	**121**	**305**	**190**	**106**	**–**	**168**	**75**	**327**	**106**	**1 876**	**392**	**1 247**	**926**	**2 565**	**–**	**4 441**	**420**	**4 861**
		Mar-11	81	173	130	118	297	216	88	–	161	–	333	104	1 701	373	1 242	923	2 538	–	4 239	407	4 646
Gold produced	**– kg**	**Jun-11**	**735**	**757**	**750**	**448**	**1 586**	**827**	**472**	**27**	**690**	**274**	**1 473**	**420**	**8 459**	**270**	**137**	**460**	**867**	**–**	**9 326**	**826**	**10 152**
		Mar-11	559	571	483	445	1 464	1 039	408	14	785	250	1 679	467	8 164	276	149	474	899	–	9 063	794	9 857
Gold produced	**– oz**	**Jun-11**	**23 631**	**24 338**	**24 113**	**14 404**	**50 991**	**26 589**	**15 175**	**868**	**22 184**	**8 809**	**47 358**	**13 503**	**271 963**	**8 681**	**4 405**	**14 789**	**27 875**	**–**	**299 838**	**26 556**	**326 394**
		Mar-11	17 972	18 358	15 529	14 307	47 069	33 405	13 117	450	25 238	8 038	53 981	15 014	262 478	8 874	4 790	15 239	28 903	–	291 381	25 528	316 909
Yield	**– g/tonne**	**Jun-11**	**6.56**	**3.24**	**5.68**	**3.70**	**5.20**	**4.35**	**4.45**	**–**	**4.11**	**3.65**	**4.50**	**3.96**	**4.49**	**0.69**	**0.11**	**0.50**	**0.34**	**–**	**2.09**	**1.97**	**2.08**
		Mar-11	6.90	3.30	3.72	3.77	4.93	4.81	4.64	–	4.88	–	5.04	4.49	4.64	0.74	0.12	0.51	0.35	–	2.08	1.95	2.06
Cash operating costs	**– R/kg**	**Jun-11**	**302 668**	**239 316**	**205 235**	**259 121**	**219 880**	**214 694**	**284 475**	**–**	**269 323**	**339 956**	**209 333**	**255 486**	**240 610**	**311 819**	**297 029**	**234 874**	**268 657**	**–**	**243 225**	**238 644**	**242 851**
		Mar-11	333 259	229 447	298 153	238 256	200 579	175 496	286 765	–	203 459	–	170 662	227 266	216 799	231 188	259 966	214 833	227 335	–	217 876	216 981	217 802
Cash operating costs	**– $/oz**	**Jun-11**	**1 389**	**1 099**	**942**	**1 190**	**1 009**	**986**	**1 306**	**–**	**1 236**	**1 561**	**961**	**1 173**	**1 105**	**1 431**	**1 363**	**1 078**	**1 233**	**–**	**1 117**	**1 096**	**1 115**
		Mar-11	1 484	1 022	1 327	1 061	893	781	1 277	–	906	–	760	1 012	965	1 029	1 157	957	1 012	–	970	966	970
Cash operating costs	**– R/tonne**	**Jun-11**	**1 986**	**774**	**1 166**	**959**	**1 143**	**934**	**1 267**	**–**	**1 106**	**1 242**	**943**	**1 012**	**1 081**	**215**	**33**	**117**	**91**	**–**	**509**	**469**	**506**
		Mar-11	2 300	757	1 108	899	989	844	1 330	–	992	–	860	1 021	1 007	171	31	110	81	–	452	423	450
Gold sold	**– Kg**	**Jun-11**	**758**	**762**	**727**	**480**	**1 583**	**854**	**487**	**27**	**756**	**300**	**1 520**	**434**	**8 688**	**354**	**137**	**460**	**951**	**–**	**9 639**	**773**	**10 412**
		Mar-11	541	543	523	405	1 545	1 005	394	14	707	250	1 624	452	8 003	263	147	470	880	–	8 883	833	9 716
Gold sold	**– oz**	**Jun-11**	**24 370**	**24 499**	**23 374**	**15 432**	**50 895**	**27 457**	**15 657**	**868**	**24 306**	**9 645**	**48 869**	**13 953**	**279 325**	**11 381**	**4 405**	**14 789**	**30 575**	**–**	**309 900**	**24 852**	**334 752**
		Mar-11	17 394	17 458	16 815	13 021	49 673	32 311	12 667	450	22 731	8 038	52 213	14 532	257 303	8 456	4 726	15 111	28 293	–	285 596	26 782	312 378
Revenue	**(R'000)**	**Jun-11**	**249 573**	**251 188**	**239 907**	**158 441**	**521 415**	**281 110**	**160 566**	**–**	**248 583**	**98 673**	**499 685**	**142 338**	**2 851 479**	**116 059**	**45 336**	**151 481**	**312 876**	**–**	**3 164 355**	**257 876**	**3 422 231**
		Mar-11	169 264	169 602	162 346	126 329	480 596	314 222	123 501	–	221 194	–	507 523	141 255	2 415 832	81 888	45 861	147 391	275 140	–	2 690 972	258 327	2 949 299
Cash operating costs	**(R'000)**	**Jun-11**	**222 461**	**181 162**	**153 926**	**116 086**	**348 730**	**177 552**	**134 272**	**–**	**185 833**	**93 148**	**308 348**	**107 304**	**2 028 822**	**84 191**	**40 693**	**108 042**	**232 926**	**–**	**2 261 748**	**197 120**	**2 458 868**
		Mar-11	186 292	131 014	144 008	106 024	293 648	182 340	117 000	–	159 715	–	286 542	106 133	1 712 716	63 808	38 735	101 831	204 374	–	1 917 090	172 283	2 089 373
Inventory movement	**(R'000)**	**Jun-11**	**2 080**	**1 776**	**(2 634)**	**7 728**	**(3 669)**	**7 782**	**1 984**	**–**	**11 581**	**4 595**	**11 584**	**3 150**	**45 957**	**13 621**	**(526)**	**2 725**	**15 820**	**–**	**61 777**	**852**	**62 629**
		Mar-11	(4 067)	(7 726)	11 034	(10 692)	39 966	(8 688)	(3 173)	–	2 472	–	(15 064)	(3 692)	370	(1 660)	(5 382)	8 678	1 636	–	2 006	2 842	4 848
Operating costs	**(R'000)**	**Jun-11**	**224 541**	**182 938**	**151 292**	**123 814**	**345 061**	**185 334**	**136 256**	**–**	**197 414**	**97 743**	**319 932**	**110 454**	**2 074 779**	**97 812**	**40 167**	**110 767**	**248 746**	**–**	**2 323 525**	**197 972**	**2 521 497**
		Mar-11	182 225	123 288	155 042	95 332	333 614	173 652	113 827	–	162 187	–	271 478	102 441	1 713 086	62 148	33 353	110 509	206 010	–	1 919 096	175 125	2 094 221
Operating profit	**(R'000)**	**Jun-11**	**25 032**	**68 250**	**88 615**	**34 627**	**176 354**	**95 776**	**24 310**	**–**	**51 169**	**930**	**179 753**	**31 884**	**776 700**	**18 247**	**5 169**	**40 714**	**64 130**	**–**	**840 830**	**59 904**	**900 734**
		Mar-11	(12 961)	46 314	7 304	30 997	146 982	140 570	9 674	–	59 007	–	236 045	38 814	702 746	19 740	12 508	36 882	69 130	–	771 876	83 202	855 078
Operating profit	**($'000)**	**Jun-11**	**3 694**	**10 074**	**13 080**	**5 110**	**26 029**	**14 135**	**3 588**	**–**	**7 552**	**137**	**26 530**	**4 706**	**114 635**	**2 693**	**763**	**6 009**	**9 465**	**–**	**124 100**	**8 842**	**132 942**
		Mar-11	(1 856)	6 629	1 047	4 436	21 040	20 122	1 385	–	8 446	–	33 788	5 556	100 593	2 826	1 791	5 279	9 896	–	110 489	11 911	122 400
Capital expenditure	**(R'000)**	**Jun-11**	**52 308**	**70 860**	**50 484**	**18 350**	**105 246**	**48 441**	**93 305**	**37 490**	**76 220**	**14 189**	**72 124**	**16 440**	**655 457**	**5 765**	**5 526**	**22 655**	**33 946**	**21 311**	**710 714**	**76 972**	**787 686**
		Mar-11	37 321	67 049	29 981	14 733	85 915	40 588	81 737	37 009	74 469	22 026	67 259	14 225	572 312	1 246	5 844	12 353	19 443	7 112	598 867	67 982	666 849
Capital expenditure	**($'000)**	**Jun-11**	**7 720**	**10 458**	**7 451**	**2 708**	**15 534**	**7 150**	**13 771**	**5 533**	**11 250**	**2 094**	**10 645**	**2 426**	**96 740**	**851**	**816**	**3 344**	**5 011**	**3 145**	**104 896**	**11 361**	**116 257**
		Mar-11	5 342	9 598	4 292	2 109	12 298	5 810	11 700	5 298	10 660	3 153	9 628	2 036	81 924	178	837	1 768	2 783	1 018	85 725	9 731	95 456

CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

	Note	Quarter ended			Year ended	
		30 June 2011 (Unaudited) R million	31 March 2011 (Unaudited) R million	30 June 2010 (Unaudited) R million	30 June 2011 R million	30 June 2010 (Audited) R million
Continuing operations						
Revenue		3 422	2 949	3 045	12 445	11 284
Cost of sales	2	(3 491)	(2 623)	(2 649)	(11 615)	(10 484)
Production costs		(2 508)	(2 064)	(2 075)	(9 074)	(8 325)
Royalty expense		(13)	(30)	(28)	(96)	(33)
Amortisation and depreciation		(477)	(431)	(383)	(1 776)	(1 375)
Impairment of assets		(264)	–	(30)	(264)	(331)
Employment termination and restructuring costs		–	(26)	(82)	(158)	(205)
Other items		(229)	(72)	(51)	(247)	(215)
Gross (loss)/profit		**(69)**	**326**	**396**	**830**	**800**
Corporate, administration and other expenditure		(71)	(93)	(124)	(354)	(382)
Social investment expenditure		(18)	(27)	(28)	(84)	(81)
Exploration expenditure	3	(102)	(77)	(60)	(353)	(219)
Profit on sale of property, plant and equipment		5	8	101	29	104
Other income/(expenses) – net		33	(8)	40	(24)	(58)
Operating (loss)/profit		**(222)**	**129**	**325**	**44**	**164**
(Loss)/profit from associates		–	(24)	(7)	(51)	56
Reversal of impairment/(impairment) of investment in associate	6	18	(160)	–	(142)	–
Loss on sale of investment in subsidiary		–	–	–	–	(24)
Net gain on financial instruments	4	22	3	11	414	38
Investment income		24	64	25	140	187
Finance cost		(89)	(71)	(94)	(288)	(246)
(Loss)/profit before taxation		**(247)**	**(59)**	**260**	**117**	**175**
Taxation		205	297	(227)	480	(335)
Normal taxation		10	(12)	(20)	(12)	(84)
Deferred taxation	5	195	309	(207)	492	(251)
Net (loss)/profit from continuing operations		**(42)**	**238**	**33**	**597**	**(160)**
Discontinued operations						
(Loss)/profit from discontinued operations	6	–	–	(20)	20	(32)
Net (loss)/profit		**(42)**	**238**	**13**	**617**	**(192)**
Attributable to:						
Owners of the parent		(42)	238	13	617	(192)
Non-controlling interest		–	–	–	–	–
(Loss)/earnings per ordinary share (cents)	7					
– (Loss)/earnings from continuing operations		(10)	55	8	139	(38)
– (Loss)/earnings from discontinued operations		–	–	(5)	5	(8)
Total (loss)/earnings per ordinary share (cents)		**(10)**	**55**	**3**	**144**	**(46)**
Diluted (loss)/earnings per ordinary share (cents)	7					
– (Loss)/earnings from continuing operations		(10)	55	8	139	(38)
– (Loss)/earnings from discontinued operations		–	–	(5)	5	(8)
Total diluted (loss)/earnings per ordinary share (cents)		**(10)**	**55**	**3**	**144**	**(46)**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (Rand)

	Quarter ended			Year ended	
	30 June 2011 (Unaudited) R million	31 March 2011 (Unaudited) R million	30 June 2010 (Unaudited) R million	30 June 2011 R million	30 June 2010 (Audited) R million
Net (loss)/profit for the period	**(42)**	**238**	**13**	**617**	**(192)**
Other comprehensive income/(loss) for the period, net of income tax	418	6	(166)	368	(131)
Foreign exchange translation	473	22	(161)	470	(127)
Fair value movement of available-for-sale investments	(55)	(16)	(5)	(102)	(4)
Total comprehensive income/(loss) for the period	**376**	**244**	**(153)**	**985**	**(323)**
Attributable to:					
Owners of the parent	376	244	(153)	985	(323)
Non-controlling interest	–	–	–	–	–

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

	Note	At 30 June 2011 R million	At 31 March 2011 (Unaudited) R million	At 30 June 2010 (Audited) R million
ASSETS				
Non-current assets				
Property, plant and equipment	8	31 221	30 557	29 556
Intangible assets	8	2 170	2 188	2 210
Restricted cash		31	27	146
Restricted investments		1 883	1 866	1 742
Investments in financial assets		185	236	12
Investments in associates		–	–	385
Inventories	9	172	227	214
Trade and other receivables		23	69	75
		35 685	35 170	34 340
Current assets				
Inventories	9	837	954	987
Trade and other receivables		1 073	1 111	932
Income and mining taxes		139	119	74
Cash and cash equivalents		693	656	770
		2 742	2 840	2 763
Assets of disposal groups classified as held for sale	6	268	174	245
		3 010	3 014	3 008
Total assets		**38 695**	**38 184**	**37 348**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		28 305	28 290	28 261
Other reserves		762	299	258
Retained earnings		1 093	1 135	690
		30 160	29 724	29 209
Non-current liabilities				
Deferred tax liability		3 067	3 313	3 534
Provision for environmental rehabilitation	10	1 971	1 785	1 692
Retirement benefit obligation and other provisions		174	179	169
Borrowings	11	1 229	1 487	981
		6 441	6 764	6 376
Current liabilities				
Borrowings	11	330	336	209
Income and mining taxes		2	17	9
Trade and other payables	12	1 746	1 343	1 410
		2 078	1 696	1 628
Liabilities of disposal groups classified as held for sale	6	16	–	135
		2 094	1 696	1 763
Total equity and liabilities		**38 695**	**38 184**	**37 348**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)
for the year ended 30 June 2011

	Share capital R million	Other reserves R million	Retained earnings R million	Total R million
Balance – 30 June 2010	28 261	258	690	29 209
Issue of shares	44	–	–	44
Share-based payments	–	136	–	136
Total comprehensive income for the year	–	368	617	985
Dividends paid	–	–	(214)	(214)
Balance as at 30 June 2011	**28 305**	**762**	**1 093**	**30 160**
Balance – 30 June 2009	28 091	339	1 095	29 525
Issue of shares	175	–	–	175
Share-based payments	(5)	148	–	143
Repurchase of equity interest	–	(98)	–	(98)
Total comprehensive loss for the year	–	(131)	(192)	(323)
Dividends paid	–	–	(213)	(213)
Balance as at 30 June 2010	**28 261**	**258**	**690**	**29 209**

The statement of changes in equity for the year ended 30 June 2010 has been audited.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

	Note	Quarter ended 30 June 2011 (Unaudited) R million	31 March 2011 (Unaudited) R million	30 June 2010 (Unaudited) R million	Year ended 30 June 2011 R million	30 June 2010 (Audited) R million
Cash flow from operating activities						
Cash generated by operations		1 052	213	877	2 418	1 611
Interest and dividends received		24	64	32	140	187
Interest paid		(35)	(34)	(38)	(134)	(90)
Income and mining taxes (paid)/refund		(19)	8	(55)	(45)	(125)
Cash generated by operating activities		1 022	251	816	2 379	1 583
Cash flow from investing activities						
(Increase)/decrease in restricted cash		(4)	–	–	116	15
Proceeds on disposal of investment in subsidiary		–	–	–	229	24
Proceeds on disposal of available-for-sale financial assets		–	–	8	1	50
Prepayment for Evander 6 and Twistdraai transaction	12	100	–	–	100	–
Other investing activities		(10)	16	(11)	10	(12)
Net additions to property, plant and equipment		(829)	(687)	(708)	(3 110)	(3 493)
Cash utilised by investing activities		(743)	(671)	(711)	(2 654)	(3 416)
Cash flow from financing activities						
Borrowings raised		150	250	300	925	1 236
Borrowings repaid		(415)	(17)	(106)	(546)	(391)
Ordinary shares issued – net of expenses		15	13	7	44	18
Dividends paid		–	–	–	(214)	(213)
Cash (utilised)/generated by financing activities		(250)	246	201	209	650
Foreign currency translation adjustments		**8**	**(7)**	**(17)**	**(11)**	**3**
Net increase/(decrease) in cash and cash equivalents		37	(181)	289	(77)	(1 180)
Cash and cash equivalents – beginning of period		656	837	481	770	1 950
Cash and cash equivalents – end of period		**693**	**656**	**770**	**693**	**770**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2011

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the year ended 30 June 2011 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listing Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2010, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

2. Cost of sales

	Quarter ended			Year ended	
	30 June 2011 (Unaudited) R million	31 March 2011 (Unaudited) R million	30 June 2010 (Unaudited) R million	30 June 2011 R million	30 June 2010 (Audited) R million
Production costs	2 508	2 064	2 075	9 074	8 325
Royalty expense	13	30	28	96	33
Amortisation and depreciation	477	431	383	1 776	1 375
Impairment of assets[1]	264	–	30	264	331
Rehabilitation expenditure[2]	61	4	14	74	29
Care and maintenance cost of restructured shafts	37	35	15	124	57
Employment termination and restructuring costs	–	26	82	158	205
Share based payments	45	28	41	136	148
Other[3]	86	5	(19)	(87)	(19)
Total cost of sales	**3 491**	**2 623**	**2 649**	**11 615**	**10 484**

(1) During the June 2011 quarter, an impairment of R264 million relating to President Steyn 1 and 2 shafts and St Helena was recorded. The impairments for the year ended 30 June 2010 relates mainly to the Virginia and Evander operations, which was recorded as a result of shaft closures.

(2) The expense for the June 2011 quarter results from the annual re-estimation of the rehabilitation obligation.

(3) Included in Other for the June 2011 quarter is R41 million for the write down of the Steyn plant demolishment project.

3. Exploration expenditure

	Quarter ended			Year ended	
	30 June 2011 (Unaudited) R million	31 March 2011 (Unaudited) R million	30 June 2010 (Unaudited) R million	30 June 2011 R million	30 June 2010 (Audited) R million
Total exploration expenditure	111	87	60	398	219
Less: expenditure capitalised[1]	(9)	(10)	–	(45)	–
Exploration expenditure per income statement	**102**	**77**	**60**	**353**	**219**

(1) Relates to Brownfields exploration at Hidden Valley

4. Net gain on financial instruments

During the September 2010 quarter, a gain of R273 million was recognised on the Freegold option. This was following Harmony Gold Mining Company Limited (Harmony) entering into two transactions with Witwatersrand Consolidated Gold Resources Limited (Wits Gold), whereby Wits Gold obtains a prospecting right over Harmony's Merriespruit South area and the option held by ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited (Freegold), a wholly owned subsidiary of Harmony, is cancelled.

The remainder of the total relates primarily to the increase in the fair value of the Nedbank Equity Linked Deposits held by the Environmental Trusts.

5. **Deferred taxation**

The deferred taxation credit of R195 million includes credits of R119 million related to the annual re-assessment of the deferred tax rates.

The deferred taxation credit of R309 million in the March 2011 quarter includes a deferred tax credit of R333 million relating to Freegold. South African Revenue Service (SARS) previously disallowed Freegold's "post 1973 gold mine" additional capital allowance claim, and also disallowed Freegold's application of mining ringfencing. The disputed matters were set down to be heard in the Income Tax Court of Johannesburg on 14 March 2011, but SARS withdrew the additional capital allowance claim on 10 March 2011, conceding that the Freegold operations are entitled to claim this capital allowance. The inclusion of the capital allowance caused an increase in the deferred tax asset on the balance sheet and the resulting credit in the income statement. For additional disclosure on the mining ringfencing application refer to note 13.

6. **Disposal groups classified as held for sale and discontinued operations**

   Mount Magnet

   The conditions precedent for the sale of Mount Magnet were fulfilled and the transaction became effective on 20 July 2010. A total purchase consideration of R238 million was received from Ramelius Resources Limited in exchange for 100% of the issued shares of Mount Magnet. The group recognised a total profit of R104 million net of tax, before the realisation of accumulated foreign exchange losses of R84 million from other comprehensive income to the consolidated income statement. The income statement and earnings per share amounts for all comparative periods have been re-presented to disclose the operation as a discontinued operation.

   Investment in associate

   The investment in Rand Uranium has been classified as held for sale following the decision by the shareholders to sell the business. In terms of the binding offer accepted by the shareholders on 21 April 2011, the capital portion of the subordinated shareholder's loan of R61 million due to the group will be repaid out of the sale proceeds. Where the carrying value of the investment exceeds the expected proceeds, an impairment is recognised in the income statement. An impairment of R142 million has been recognised for the 2011 year.

   Evander 6 and Twistdraai

   On 10 September 2010, Harmony concluded a sale of assets agreement with Taung Gold Limited (Taung), in which Taung acquired the Evander 6 Shaft, the related infrastructure and surface rights permits as well as a mining right over the Evander 6 and Twistdraai areas. The total purchase consideration is R225 million, which will be settled in cash when all remaining conditions precedent to the transaction have been fulfilled. In terms of an amended agreement Taung paid an amount of R100 million in April 2011. Refer to note 12 for additional disclosure.

7. **(Loss)/earnings and net asset value per share**

   (Loss)/earnings per share is calculated on the weighted average number of shares in issue for the quarter ended 30 June 2011: 430.0 million (31 March 2011: 429.5 million, 30 June 2010: 427.6 million), and the year ended 30 June 2011: 429.3 million (30 June 2010: 426.4 million).

   The diluted (loss)/earnings per share is calculated on weighted average number of diluted shares in issue for the quarter ended 30 June 2011: 431.4 million (31 March 2011: 430.7 million, 30 June 2010: 429.1 million), and the year ended 30 June 2011: 430.4 million (30 June 2010: 427.8 million).

	Quarter ended			Year ended	
	30 June 2011 (Unaudited)	31 March 2011 (Unaudited)	30 June 2010 (Unaudited)	30 June 2011	30 June 2010 (Audited)
Total (loss)/earnings per share (cents):					
Basic (loss)/earnings	(10)	55	3	144	(46)
Diluted (loss)/earnings	(10)	55	3	144	(46)
Headline earnings/(loss)	30	91	(10)	223	(7)
– from continuing operations	30	91	(6)	223	1
– from discontinued operations	–	–	(4)	–	(8)
Diluted headline earnings/(loss)	30	91	(10)	222	(7)
– from continuing operations	30	91	(6)	222	1
– from discontinued operations	–	–	(4)	–	(8)
	R million	R million	R million	R million	R million
Reconciliation of headline earnings/(loss):					
Continuing operations					
Net (loss)/profit	(42)	238	33	597	(160)
Adjusted for (net of tax):					
Profit on sale of property, plant and equipment	(5)	(8)	(101)	(30)	(104)
Taxation effect of profit on sale of property, plant and equipment	1	2	21	8	22
Net gain on financial instruments	(6)	(3)	(4)	(7)	(7)
Taxation effect of net gain on financial instruments	2	1	1	2	2
(Reversal of impairment)/impairment of investment in associate*	(18)	160	–	142	–
Foreign exchange loss/(gain) reclassified from other comprehensive income*	–	–	–	47	(22)
Loss on sale of investment in subsidiary	–	–	–	–	24
Taxation effect of loss on sale of investment in subsidiary	–	–	–	–	(7)
Impairment of assets	264	–	30	264	331
Taxation effect of impairment of assets	(66)	–	(4)	(66)	(75)
Headline earnings/(loss)	130	390	(24)	957	4
Discontinued operations					
Net (loss)/profit	–	–	(20)	20	(32)
Adjusted for (net of tax):					
Profit on sale of investment in subsidiary	–	–	–	(138)	(1)
Taxation effect of profit on sale of investment in subsidiary	–	–	–	34	–
Foreign exchange loss reclassified from other comprehensive income*	–	–	–	84	–
Headline loss	–	–	(20)	–	(33)
Total headline earnings/(loss)	**130**	**390**	**(44)**	**957**	**(29)**

*There is no taxation effect on these items.

Net asset value per share (cents)

	At 30 June 2011	At 31 March 2011	At 30 June 2010
Number of shares in issue	430 084 628	429 807 371	428 654 779
Net asset value per share (cents)	7 013	6 916	6 814

8. **Property, plant and equipment and intangible assets**

An impairment of R264 million has been recognised at 30 June 2011 for the President Steyn 1 and 2 shafts and St Helena. R9 million of the impairment relates to goodwill, which is included in intangible assets.

9. **Inventories**

A write down of R41 million was recorded for the Steyn plant demolishment project as well as R21 million for the net realisable value adjustment for other gold in lock-up. In addition, a write down of R30 million was recorded for certain stockpiles.

10. **Provision for environmental rehabilitation**

An adjustment of R157 million was made to the liability following the annual re-estimation of the rehabilitation obligation.

11. **Borrowings**

	30 June 2011 R million	31 March 2011 (Unaudited) R million	30 June 2010 (Audited) R million
Total long-term borrowings	1 229	1 487	981
Total current portion of borrowings	330	336	209
Total borrowings(1) (2)	**1 559**	**1 823**	**1 190**

(1) In December 2009, the Company entered into a loan facility with Nedbank Limited, comprising of a Term Facility of R900 million and a Revolving Credit Facility of R600 million. Interest accrues on a day to day basis over the term of the loan at a variable interest rate, which is fixed for a three month period, equal to JIBAR plus 3.5%. Interest is repayable quarterly. The Term Facility is repayable bi-annually in equal instalments of R90 million over five years. The first instalment was paid on 30 June 2010.

In December 2010, the Company entered into an additional loan facility with Nedbank Limited, comprising of a Term Facility of R500 million and a Revolving Credit Facility of R250 million. Interest terms are identical to the original facility. The Term Facility is repayable bi-annually in equal instalments of R62.5 million over four years. The first instalment was paid on 30 June 2011. The terms of the original Revolving Credit Facility were amended to coincide with the repayment terms of the new Revolving Credit Facility, being payable after three years from December 2010.

At 30 June 2011, R400 million (31 March 2011: R300 million, 30 June 2010: R300 million) of these facilities had not been drawn down.

(2) Included in the borrowings is R51 million (31 March 2011: R58 million; June 2010: R91 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:

	30 June 2011 R million	31 March 2011 (Unaudited) R million	30 June 2010 (Audited) R million
Due within one year	29	29	33
Due between one and five years	22	30	60
	51	59	93
Future finance charges	(1)	(1)	(2)
Total future minimum lease payments	**50**	**58**	**91**

12. **Trade and other payables**

Included in the balance at 30 June 2011 is an amount of R100 million paid by Taung to Harmony in terms of the amended agreement for the purchase of the Evander 6 shaft and Twistdraai areas. In terms of the amended agreement, the amount is repayable to Taung should the outstanding conditions for the transactions not be fulfilled.

13. **Commitments and contingencies**

	30 June 2011 R million	31 March 2011 (Unaudited) R million	30 June 2010 (Audited) R million
Capital expenditure commitments:			
Contracts for capital expenditure	194	191	335
Authorised by the directors but not contracted for	1 504	2 175	1 006
	1 698	**2 366**	**1 341**

This expenditure will be financed from existing resources and borrowings where necessary.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's annual report for the financial year ended 30 June 2010, available on the group's website at www.harmony.co.za. In addition the following contingencies have been added or amended:

(a) During March 2011, the Constitutional Court handed down judgement in the case of Mr Thembekile Mankayi v AngloGold Ashanti Limited (AGA) regarding litigation in terms of the Occupational Diseases in Mines and Works Act (ODIMWA). The judgement allows Mr Mankayi's executor to proceed with the case in the High Court of South Africa. Harmony was named as a second defendant in the original case. Should anyone bring similar claims against Harmony in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the Company and that it was contracted due to negligence on the Company's part. The link between the cause (negligence by the Company while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the Company will incur any costs related to silicosis claims in the future and due to the limited information available on any potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.

(b) The Court's decision on Freegold's appeal regarding the South African Revenue Service's (SARS) application of mining tax ring-fencing was received on 1 August 2011 and the Court found in favour of SARS. The case was concluded in March 2011, but judgement was reserved at that time. The Company has decided to appeal the finding by the Court. Any additional income taxes payable are expected to be offset by additional deferred tax credits due to the impact this application will have on unredeemed capital.

(c) On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it had been named or might be named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony's American Depository Receipts (ADRs) and options with regard to certain of its business practices. Harmony has retained legal counsel.

During January 2009, the plaintiff filed an Amended Complaint with the United States District Court (Court). Subsequently, the Company filed a Motion to Dismiss all claims asserted in the Class Action Case. On 19 March 2010, the Court denied the Company's application for dismissal and subsequently the Company filed a Motion for Reconsideration in which it requested the Court to reconsider its judgement. This matter was heard on 27 April 2010 and the Company's request for reconsideration of judgement was denied.

The Company has subsequent to 30 June 2011 reached a mutually acceptable settlement with the lead plaintiff. The settlement requires final approval from the Court and no assurance can be given that the settlement will ultimately be approved.

14. Subsequent events

(a) Refer to note 13(b) for details on the post balance sheet date event relating to the Freegold court case.

(b) On 11 August 2011, the group entered into a US$300 million Revolving Credit Facility. The facility has a term of four years and attracts interest at LIBOR plus 260 basis points. This arrangement is subject to certain conditions precedent being satisfied. The facility was jointly arranged by Nedbank Limited and Firstrand Bank Limited (acting through its Rand Merchant Bank division).

(c) On 12 August 2011 the board approved a payment of dividend of 60 SA cents per share for the year ended 30 June 2011.

15. Segment report

The segment report follows on page 28 and 29.

16. Reconciliation of segment information to consolidated income statements and balance sheets

	30 June 2011 R million	30 June 2010 (Audited) R million
The "Reconciliation of segment information to consolidated income statement and balance sheet" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:		
Revenue from:		
Discontinued operations	–	–
Production costs from:		
Discontinued operations	–	–
Reconciliation of production profit to gross profit:		
Total segment revenue	12 445	11 284
Total segment production costs and royalty expense	(9 170)	(8 358)
Production profit as per segment report	3 275	2 926
Less: discontinued operations	–	–
	3 275	2 926
Cost of sales items other than production costs and royalty expense	(2 445)	(2 126)
Amortisation and depreciation	(1 776)	(1 375)
Impairment of assets	(264)	(331)
Employment termination and restructuring costs	(158)	(205)
Share-based payments	(136)	(148)
Rehabilitation costs	(74)	(29)
Care and maintenance costs of restructured shafts	(124)	(57)
Other	87	19
Gross profit as per income statements *	**830**	**800**
Reconciliation of total segment mining assets to consolidated property, plant and equipment:		
Property, plant and equipment not allocated to a segment:		
Mining assets	871	786
Undeveloped property	5 139	5 139
Other non-mining assets	70	72
Less: Non-current assets classified as held for sale	–	(226)
	6 080	**5 771**

* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

17. Audit review

The condensed consolidated financial statements for the year ended 30 June 2011 on pages 18 to 29 have been reviewed in accordance with the International Standards on Review Engagements 2410 – "Review of interim financial information performed by the independent Auditors of the entity" by PricewaterhouseCoopers Inc. Their unqualified review opinion is available for inspection at the company's registered office.

SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2011 (Rand/Metric)

	Revenue R million	Production cost[1] R million	Production profit R million	Mining assets R million	Capital expenditure[4] R million	Kilograms produced kg*	Tonnes milled t'000*
Continuing operations							
South Africa							
Underground							
Bambanani[2]	921	828	93	965	321	3 051	426
Doornkop	781	601	180	3 085	292	2 512	718
Evander	717	622	95	946	196	2 302	541
Joel	454	417	37	183	73	1 449	407
Kusasalethu	1 774	1 321	453	3 220	380	5 609	1 099
Masimong	1 326	756	570	899	178	4 280	868
Phakisa	551	473	78	4 317	369	1 762	387
Target[2]	1 080	815	265	2 729	439	3 981	805
Tshepong	2 007	1 172	835	3 589	273	6 468	1 343
Virginia	682	562	120	672	79	2 213	576
Surface							
All other surface operations[3]	1 176	888	288	155	147	3 790	10 431
Total South Africa	**11 469**	**8 455**	**3 014**	**20 760**	**2 747**	**37 417**	**17 601**
International							
Papua New Guinea	976	715	261	4 381	289	3 118	1 679
Total international	**976**	**715**	**261**	**4 381**	**289**	**3 118**	**1 679**
Total operations	**12 445**	**9 170**	**3 275**	**25 141**	**3 036**	**40 535**	**19 280**
Reconciliation of the segment information to the consolidated income statements and balance sheets (refer to note 16)							
	–	–		6 080			
	12 445	**9 170**		**31 221**			

(1) Production costs includes royalty expense.

(2) Production statistics for Steyn 2 and up to March 2011 for Target 3 are included for information purposes. Steyn 2 is in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached. Target 3 had reached commercial production levels in April 2011.

(3) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

(4) The total excludes non-operational capital expenditure of R67 million relating to Papua New Guinea.

* Production statistics are not reviewed

SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2010 (Rand/Metric)

	Revenue R million	Production cost R million	Operating profit R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg*	Tonnes milled t'000*
Continuing operations							
South Africa							
Underground							
Bambanani[2]	1 114	745	369	954	207	4 137	528
Doornkop	517	410	107	2 837	342	1 950	540
Evander	910	859	51	922	175	3 475	788
Joel	524	379	145	175	88	2 006	439
Kusasalethu	1 392	1 091	301	2 974	430	5 444	1 035
Masimong	1 277	702	575	799	177	4 840	899
Phakisa	375	326	49	4 065	486	1 371	339
Target[2]	878	664	214	2 537	382	3 539	777
Tshepong	1 823	1 147	676	3 645	261	6 749	1 518
Virginia	1 415	1 340	75	682	180	5 288	1 656
Surface							
All other surface operations[1]	980	632	348	127	84	3 731	9 140
Total South Africa	**11 205**	**8 295**	**2 910**	**19 717**	**2 812**	**42 530**	**17 659**
International							
Papua New Guinea[3]	79	63	16	3 771	541	1 903	304
Total international	**79**	**63**	**16**	**3 771**	**541**	**1 903**	**304**
Total continuing operations	**11 284**	**8 358**	**2 926**	**23 488**	**3 353**	**44 433**	**17 963**
Discontinued operations							
Mount Magnet	–	–	–	226	–	–	–
Total discontinued operations	**–**	**–**	**–**	**226**	**–**	**–**	**–**
Total operations	**11 284**	**8 358**	**2 926**	**23 714**	**3 353**	**44 433**	**17 963**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 16)							
	–	–		5 771			
	11 284	**8 358**		**29 485**			

Notes:

(1) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up

(2) Production statistics for President Steyn and Target 3 are included for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

(3) Production statistics for Papua New Guinea are included for the full year for information purposes. The mine was in build-up phase until the end of April 2010, when commercial levels of production were reached. Revenue and costs up to this date were capitalised.

* Production statistics are not reviewed

HARMONY™

Operating results (US$/Imperial)

		Quarter Ended	Underground production – South Africa													Surface production – South Africa							
			Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Unisel	Total Under-ground	Kalgold	Phoenix	Dumps	Total Surface	South Africa Other	South Africa Total	Hidden Valley	Harmony Total
Ore milled	**– t'000**	**Jun-11**	**124**	**258**	**146**	**133**	**336**	**210**	**117**	**–**	**185**	**83**	**361**	**117**	**2 070**	**432**	**1 375**	**1 021**	**2 828**	**–**	**4 898**	**463**	**5 361**
		Mar-11	89	191	143	130	328	238	97	–	178	–	367	115	1 876	411	1 370	1 018	2 799	–	4 675	449	5 124
Gold produced	**– oz**	**Jun-11**	**23 631**	**24 338**	**24 113**	**14 404**	**50 991**	**26 589**	**15 175**	**868**	**22 184**	**8 809**	**47 358**	**13 503**	**271 963**	**8 681**	**4 405**	**14 789**	**27 875**	**–**	**299 838**	**26 556**	**326 394**
		Mar-11	17 972	18 358	15 529	14 307	47 069	33 405	13 117	450	25 238	8 038	53 981	15 014	262 478	8 874	4 790	15 239	28 903	–	291 381	25 528	316 909
Yield	**– oz/t**	**Jun-11**	**0.191**	**0.094**	**0.165**	**0.108**	**0.152**	**0.127**	**0.130**	**–**	**0.120**	**0.106**	**0.131**	**0.115**	**0.131**	**0.020**	**0.003**	**0.014**	**0.010**	**–**	**0.061**	**0.057**	**0.061**
		Mar-11	0.202	0.096	0.109	0.110	0.144	0.140	0.135	–	0.142	–	0.147	0.131	0.135	0.022	0.003	0.015	0.010	–	0.061	0.057	0.060
Cash operating costs	**– $/oz**	**Jun-11**	**1 389**	**1 099**	**942**	**1 190**	**1 009**	**986**	**1 306**	**–**	**1 236**	**1 561**	**961**	**1 173**	**1 105**	**1 431**	**1 363**	**1 078**	**1 233**	**–**	**1 117**	**1 096**	**1 115**
		Mar-11	1 484	1 022	1 327	1 061	893	781	1 277	–	906	–	760	1 012	965	1 029	1 157	957	1 012	–	970	966	970
Cash operating costs	**– $/t**	**Jun-11**	**265**	**104**	**156**	**129**	**153**	**125**	**169**	**–**	**148**	**166**	**126**	**135**	**145**	**29**	**4**	**16**	**12**	**–**	**68**	**63**	**68**
		Mar-11	300	98	144	117	128	110	173	–	128	–	112	132	131	22	4	14	10	–	59	55	58
Gold sold	**– oz**	**Jun-11**	**24 370**	**24 499**	**23 374**	**15 432**	**50 895**	**27 457**	**15 657**	**868**	**24 306**	**9 645**	**48 869**	**13 953**	**279 325**	**11 381**	**4 405**	**14 789**	**30 575**	**–**	**309 900**	**24 852**	**334 752**
		Mar-11	17 394	17 458	16 815	13 021	49 673	32 311	12 667	450	22 731	8 038	52 213	14 532	257 303	8 456	4 726	15 111	28 293	–	285 596	26 782	312 378
Revenue	**($'000)**	**Jun-11**	**36 835**	**37 074**	**35 409**	**23 385**	**76 957**	**41 490**	**23 698**	**–**	**36 689**	**14 563**	**73 750**	**21 008**	**420 858**	**17 129**	**6 691**	**22 357**	**46 177**	**–**	**467 035**	**38 061**	**505 096**
		Mar-11	24 229	24 277	23 239	18 083	68 794	44 979	17 678	–	31 662	–	72 649	20 220	345 810	11 722	6 565	21 098	39 385	–	385 195	36 978	422 173
Cash operating costs	**($'000)**	**Jun-11**	**32 834**	**26 738**	**22 718**	**17 134**	**51 470**	**26 206**	**19 817**	**–**	**27 428**	**13 748**	**45 510**	**15 837**	**299 440**	**12 426**	**6 006**	**15 946**	**34 378**	**–**	**333 818**	**29 093**	**362 911**
		Mar-11	26 667	18 754	20 613	15 177	42 033	26 101	16 747	–	22 862	–	41 017	15 192	245 163	9 134	5 544	14 577	29 255	–	274 418	24 660	299 078
Inventory movement	**($'000)**	**Jun-11**	**307**	**262**	**(389)**	**1 141**	**(542)**	**1 149**	**293**	**–**	**1 709**	**678**	**1 710**	**465**	**6 783**	**2 010**	**(78)**	**402**	**2 334**	**–**	**9 117**	**126**	**9 243**
		Mar-11	(582)	(1 106)	1 579	(1 530)	5 721	(1 244)	(454)	–	354	–	(2 156)	(528)	54	(238)	(770)	1 242	234	–	288	407	695
Operating costs	**($'000)**	**Jun-11**	**33 141**	**27 000**	**22 329**	**18 275**	**50 928**	**27 355**	**20 110**	**–**	**29 137**	**14 426**	**47 220**	**16 302**	**306 223**	**14 436**	**5 928**	**16 348**	**36 712**	**–**	**342 935**	**29 219**	**372 154**
		Mar-11	26 085	17 648	22 192	13 647	47 754	24 857	16 293	–	23 216	–	38 861	14 664	245 217	8 896	4 774	15 819	29 489	–	274 706	25 067	299 773
Operating profit	**($'000)**	**Jun-11**	**3 694**	**10 074**	**13 080**	**5 110**	**26 029**	**14 135**	**3 588**	**–**	**7 552**	**137**	**26 530**	**4 706**	**114 635**	**2 693**	**763**	**6 009**	**9 465**	**–**	**124 100**	**8 842**	**132 942**
		Mar-11	(1 856)	6 629	1 047	4 436	21 040	20 122	1 385	–	8 446	–	33 788	5 556	100 593	2 826	1 791	5 279	9 896	–	110 489	11 911	122 400
Capital expenditure	**($'000)**	**Jun-11**	**7 720**	**10 458**	**7 451**	**2 708**	**15 534**	**7 150**	**13 771**	**5 533**	**11 250**	**2 094**	**10 645**	**2 426**	**96 740**	**851**	**816**	**3 344**	**5 011**	**3 145**	**104 896**	**11 361**	**116 257**
		Mar-11	5 342	9 598	4 292	2 109	12 298	5 810	11 700	5 298	10 660	3 153	9 628	2 036	81 924	178	837	1 768	2 783	1 018	85 725	9 731	95 456

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

	Quarter ended			Year ended	
	30 June 2011 (Unaudited) US$ million	31 March 2011 (Unaudited) US$ million	30 June 2010 (Unaudited) US$ million	30 June 2011 (Unaudited) US$ million	30 June 2010 (Audited) US$ million
Continuing operations					
Revenue	505	422	404	1 781	1 489
Cost of sales	(515)	(375)	(352)	(1 663)	(1 383)
Production costs	(370)	(295)	(275)	(1 299)	(1 099)
Royalty expense	(2)	(4)	(4)	(14)	(4)
Amortisation and depreciation	(70)	(62)	(51)	(254)	(181)
Impairment of assets	(39)	–	(4)	(38)	(43)
Employment termination and restructuring costs	–	(4)	(11)	(23)	(27)
Other items	(34)	(10)	(7)	(35)	(29)
Gross (loss)/profit	**(10)**	**47**	**52**	**118**	**106**
Corporate, administration and other expenditure	(10)	(13)	(16)	(51)	(50)
Social investment expenditure	(3)	(4)	(4)	(12)	(11)
Exploration expenditure	(15)	(11)	(8)	(51)	(29)
Profit on sale of property, plant and equipment	1	1	13	4	14
Other income/(expenses) – net	5	(1)	5	(3)	(8)
Operating (loss)/profit	**(32)**	**19**	**42**	**5**	**22**
(Loss)/profit from associates	–	(3)	(1)	(7)	7
Reversal of impairment/(impairment) of investment in associate	3	(23)	–	(20)	–
Loss on sale of investment in subsidiary	–	–	–	–	(3)
Net gain on financial instruments	3	–	2	59	5
Investment income	4	9	3	20	25
Finance cost	(13)	(10)	(12)	(41)	(32)
(Loss)/profit before taxation	**(35)**	**(8)**	**34**	**16**	**24**
Taxation	30	42	(30)	68	(44)
Normal taxation	1	(2)	(3)	(2)	(11)
Deferred taxation	29	44	(27)	70	(33)
Net (loss)/profit from continuing operations	**(5)**	**34**	**4**	**84**	**(20)**
Discontinued operations					
(Loss)/profit from discontinued operations	–	–	(2)	3	(4)
Net (loss)/profit	**(5)**	**34**	**2**	**87**	**(24)**
Attributable to:					
Owners of the parent	(5)	34	2	87	(24)
Non-controlling interest	–	–	–	–	–
(Loss)/earnings per ordinary share (cents)					
– (Loss)/earnings from continuing operations	(1)	8	1	20	(5)
– (Loss)/earnings from discontinued operations	–	–	(1)	1	(1)
Total (loss)/earnings per ordinary share (cents)	**(1)**	**8**	**–**	**21**	**(6)**
Diluted (loss)/earnings per ordinary share (cents)					
– (Loss)/earnings from continuing operations	(1)	8	1	20	(5)
– (Loss)/earnings from discontinued operations	–	–	(1)	1	(1)
Total diluted (loss)/earnings per ordinary share (cents)	**(1)**	**8**	**–**	**21**	**(6)**

The currency conversion average rates for the quarter ended: June 2011: US$1 = R6.78 (March 2011: US$1 = R6.99, June 2010: US$1 = R7.54).

The currency conversion average rates for the year ended: June 2011: US$1 = R6.99 (June 2010: US$1 = R7.58).

The income statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

Note on convenience translations

Except where specific statements have been extracted from the 2010 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 32 to 38.

CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (US$)
(Convenience translation)

	Quarter ended			Year ended	
	30 June 2011 (Unaudited) US$ million	31 March 2011 (Unaudited) US$ million	30 June 2010 (Unaudited) US$ million	30 June 2011 (Unaudited) US$ million	30 June 2010 (Audited) US$ million
Net (loss)/profit for the period	**(5)**	**34**	**2**	**87**	**(24)**
Other comprehensive income/(loss) for the period, net of income tax	62	1	(22)	52	25
Foreign exchange translation	70	3	(21)	67	25
Fair value movement of available-for-sale investments	(8)	(2)	(1)	(15)	–
Total comprehensive income/(loss) for the period	**57**	**35**	**(20)**	**139**	**1**
Attributable to:					
Owners of the parent	57	35	(20)	139	1
Non-controlling interest	–	–	–	–	–

The currency conversion average rates for the quarter ended: June 2011: US$1 = R6.78 (March 2011: US$1 = R6.99, June 2010: US$1 = R7.54).

The currency conversion average rates for the year ended: June 2011: US$1 = R6.99 (June 2010: US$1 = R7.58).

The statement of other comprehensive income for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)

	At 30 June 2011 (Unaudited) US$ million	At 31 March 2011 (Unaudited) US$ million	At 30 June 2010 (Audited) US$ million
ASSETS			
Non-current assets			
Property, plant and equipment	4 607	4 509	3 874
Intangible assets	320	323	290
Restricted cash	5	4	19
Restricted investments	278	275	228
Investments in financial assets	27	35	2
Investments in associates	–	–	50
Inventories	25	33	28
Trade and other receivables	3	10	10
	5 265	5 189	4 501
Current assets			
Inventories	124	141	129
Trade and other receivables	158	164	122
Income and mining taxes	21	18	10
Cash and cash equivalents	102	97	101
	405	420	362
Assets of disposal groups classified as held for sale	40	26	32
	445	446	394
Total assets	**5 710**	**5 635**	**4 895**
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	4 177	4 175	4 027
Other reserves	112	44	(40)
Retained earnings/(accumulated loss)	161	167	(159)
	4 450	4 386	3 828
Non-current liabilities			
Deferred tax	453	489	463
Provisions for environmental rehabilitation	291	263	222
Retirement benefit obligation and other provisions	26	26	22
Borrowings	181	219	129
	951	997	836
Current liabilities			
Borrowings	49	50	27
Income and mining taxes	–	3	1
Trade and other payables	258	199	185
	307	252	213
Liabilities of disposal groups classified as held for sale	2	–	18
	309	252	231
Total equity and liabilities	**5 710**	**5 635**	**4 895**
Number of ordinary shares in issue	430 084 628	429 807 371	428 654 779
Net asset value per share (cents)	1 035	1 020	893

The balance sheet for June 2011 converted at a conversion rate of US$1 = R6.78 (March 2011: US$1 = R6.78, June 2010: US$1 = R7.63).

The balance sheet as at 30 June 2010 has been extracted from the 2010 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)
for the year ended 30 June 2011 (Convenience translation)

	Share capital US$ million	Other reserves US$ million	Retained earnings/ (Accumulated loss) US$ million	Total US$ million
Balance – 30 June 2010	4 170	38	102	4 310
Issue of shares	7	–	–	7
Share-based payments	–	20	–	20
Total comprehensive income for the year	–	54	91	145
Dividends paid	–	–	(32)	(32)
Balance as at 30 June 2011	**4 177**	**112**	**161**	**4 450**
Balance – 30 June 2009	4 004	(72)	(108)	3 824
Issue of shares	24	–	–	24
Share-based payments	(1)	20	–	19
Repurchase of equity interest	–	(13)	–	(13)
Total comprehensive loss for the year	–	25	(24)	1
Dividends paid	–	–	(27)	(27)
Balance as at 30 June 2010	**4 027**	**(40)**	**(159)**	**3 828**

The currency conversion closing rates for the year ended: June 2011: US$1 = R6.78 (June 2010: US$1 = R7.63).

The statement of changes in equity for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

The statement of changes in equity for the year ended 30 June 2011 is unaudited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)

| | Quarter ended | | | Year ended | |
	30 June 2011 (Unaudited) US$ million	31 March 2011 (Unaudited) US$ million	30 June 2010 (Unaudited) US$ million	30 June 2011 (Unaudited) US$ million	30 June 2010 (Audited) US$ million
Cash flow from operating activities					
Cash generated by operations	155	30	116	346	214
Interest and dividends received	4	9	4	20	25
Interest paid	(5)	(5)	(5)	(19)	(12)
Income and mining taxes (paid)/refund	(3)	1	(7)	(6)	(17)
Cash generated by operating activities	151	35	108	341	210
Cash flow from investing activities					
(Increase)/decrease in restricted cash	(1)	–	–	17	2
Proceeds on disposal of investment in subsidiary	–	–	–	33	3
Proceeds on disposal of available-for-sale financial assets	–	–	1	–	7
Prepayment for Evander 6 and Twistdraai transaction	15	–	–	14	–
Other investing activities	(1)	2	(1)	1	(2)
Net additions to property, plant and equipment	(122)	(98)	(94)	(445)	(463)
Cash utilised by investing activities	(109)	(96)	(94)	(380)	(453)
Cash flow from financing activities					
Borrowings raised	22	36	40	132	168
Borrowings repaid	(60)	(2)	(14)	(78)	(57)
Ordinary shares issued – net of expenses	2	2	1	6	3
Dividends paid	–	–	–	(31)	(29)
Cash (utilised)/generated by financing activities	(36)	36	27	29	85
Foreign currency translation adjustments	**(1)**	**(5)**	**(6)**	**11**	**6**
Net increase/(decrease) in cash and cash equivalents	5	(30)	35	1	(152)
Cash and cash equivalents – beginning of period	97	127	66	101	253
Cash and cash equivalents – end of period	**102**	**97**	**101**	**102**	**101**

Operating activities translated at average rates for the quarter ended: June 2011: US$1 = R6.78 (March 2011: US$1 = R6.99, June 2010: US$ = R7.54). Average rates for the year ended : June 2011: US$1 = R6.99 (June 2010: US$1 = R7.58)

Closing balance translated at closing rates of: June 2011: US$1 = R6.78 (March 2011: US$1 = R6.78, June 2010: US$1: R7.63).

The cash flow statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2011 (US$/Imperial) (Unaudited)
(Convenience translation)

	Revenue US$ million	Production cost[1] US$ million	Production profit US$ million	Mining assets US$ million	Capital expenditure[4] US$ million	Ounces produced oz	Tons milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani[2]	132	118	14	142	46	98 092	470
Doornkop	112	86	26	455	42	80 763	792
Evander	102	89	13	140	28	74 011	596
Joel	65	60	5	27	11	46 586	448
Kusasalethu	254	189	65	475	54	180 334	1 212
Masimong	190	108	82	133	26	137 605	957
Phakisa	79	68	11	637	53	56 649	427
Target[2]	154	117	37	403	63	127 992	888
Tshepong	287	168	119	530	39	207 950	1 481
Virginia	98	80	18	99	11	71 149	636
Surface							
All other surface operations[3]	168	127	41	23	21	121 851	11 501
Total South Africa	**1 641**	**1 210**	**431**	**3 064**	**394**	**1 202 982**	**19 408**
International							
Papua New Guinea	140	103	37	646	42	100 246	1 852
Total international	**140**	**103**	**37**	**646**	**42**	**100 246**	**1 852**
Total operations	**1 781**	**1 313**	**468**	**3 710**	**436**	**1 303 228**	**21 260**

(1)   Production costs includes royalty expense.

(2)   Production statistics for Steyn 2 and up to March 2011 for Target 3 are included for information purposes. Steyn 2 is in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached. Target 3 had reached commercial production levels in April 2011.

(3)   Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

(4)   The total excludes non-operational capital expenditure of US$10 million relating to Papua New Guinea.

All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R6.98

Mining assets are converted at the currency conversion rate of US$1 = R6.78

SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2010 (US$/Imperial) (Unaudited)
(Convenience translation)

	Revenue US$ million	Production cost US$ million	Operating profit US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Continuing operations							
Underground							
Bambanani[2]	147	98	49	125	28	133 007	582
Doornkop	68	54	14	372	45	62 694	595
Evander	120	113	7	121	23	111 724	869
Joel	69	50	19	23	10	64 495	484
Kusasalethu	184	144	40	390	57	175 029	1 141
Masimong	168	93	75	105	23	155 609	991
Phakisa	50	43	7	533	64	44 079	374
Target	116	88	28	333	51	113 782	857
Tshepong	241	151	90	478	35	216 986	1 674
Virginia	187	177	10	89	24	170 013	1 826
Surface							
All other surface operations[1]	129	84	45	17	11	119 954	10 077
Total South Africa	**1 479**	**1 095**	**384**	**2 586**	**371**	**1 367 372**	**19 470**
International							
Papua New Guinea[3]	10	8	2	494	71	61 173	335
Total international	**10**	**8**	**2**	**494**	**71**	**61 173**	**335**
Total continuing operations	**1 489**	**1 103**	**386**	**3 080**	**442**	**1 428 545**	**19 805**
Discontinued operations							
Mount Magnet	–	–	–	29	–	–	–
Total discontinued operations	**–**	**–**	**–**	**29**	**–**	**–**	**–**
Total operations	**1 489**	**1 103**	**386**	**3 109**	**442**	**1 428 545**	**19 805**

Notes:

(1) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up

(2) Production statistics for President Steyn and Target 3 are included for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

(3) Production statistics for Papua New Guinea are shown for the full year for information purposes. The mine was in build-up phase until the end of April 2010, when commercial levels of production were reached. Revenue and costs up to this date were capitalised.

All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.58.

Mining assets are converted at the currency conversion rate of US$1 = R7.63.

DEVELOPMENT RESULTS (Metric)

Quarter ended 30 June 2011

	Reef (metres)	Sampled (metres)	Channel Width (cm's)	Channel Value (g/t)	Gold (cmg/t)
Tshepong					
Basal	665	584	11.99	74.18	889
B Reef	144	74	81.49	82.05	6 686
All Reefs	**808**	**658**	**19.81**	**77.82**	**1 541**
Phakisa & Nyala					
Basal	421	432	79.80	10.60	846
All Reefs	**421**	**432**	**79.80**	**10.60**	**846**
Total Bambanani					
Basal	67.6	84	179.20	11.73	2 101
All Reefs	**68**	**84**	**179.20**	**11.73**	**2 101**
Doornkop					
South Reef	323.4	330	69.00	16.10	1 110
All Reefs	**323**	**330**	**69.00**	**16.09**	**1 110**
Kusasalethu					
VCR Reef	528.7	582	66.00	17.06	1 126
All Reefs	**529**	**582**	**66.00**	**17.06**	**1 126**
Total Target (incl. Target 1 & Target 3)					
Elsburg	526.2	366	143.36	9.02	1 293
A Reef	39.2	12	123.33	15.54	1 917
B Reef	54.1	10	10.80	39.80	430
All Reefs	**620**	**388**	**139.32**	**9.26**	**1 290**
Masimong					
Basal	532.0	451	46.54	18.58	865
B Reef	132.5	125	59.24	18.67	1 106
All Reefs	**665**	**576**	**49.30**	**18.60**	**917**
Evander					
Kimberley	289.7	264	77.00	16.19	1 247
All Reefs	**290**	**264**	**77.00**	**16.19**	**1 247**
Virginia (incl. Unisel & Merriespruit)					
Basal	465.1	362	130.82	9.54	1 248
Leader	572.9	492	214.40	4.60	986
B Reef	25.6	10	9.00	80.49	724
All Reefs	**1 064**	**864**	**177.00**	**6.18**	**1 093**
Joel					
Beatrix	435.0	378	127.70	14.05	1 794
All Reefs	**435**	**378**	**127.70**	**14.05**	**1 794**
Total Harmony					
Basal	2 150	1 913	65.28	15.24	995
Beatrix	435	378	127.70	14.05	1 794
Leader	573	492	214.40	4.60	986
B Reef	356	219	62.25	47.24	2 941
A Reef	39.2	12.0	123.33	15.54	1 917
Elsburg	526.2	366.0	143.36	9.02	1 293
Kimberley	289.7	264.0	77.00	16.19	1 247
South Reef	323	330	69.00	16.09	1 110
VCR	529	582	66.00	17.06	1 126
All Reefs	**5 221**	**4 556**	**93.88**	**13.00**	**1 220**

DEVELOPMENT RESULTS (Imperial)

Quarter ended 30 June 2011

	Reef (feet)	Sampled (feet)	Channel Width (inches)	Channel Value (oz/t)	Gold (in.oz/t)
Tshepong					
Basal	2 180	1 916	5.00	2.04	10
B Reef	471	243	32.00	2.40	77
All Reefs	**2 652**	**2 159**	**8.00**	**2.21**	**18**
Phakisa & Nyala					
Basal	1 381	1 417	31.00	0.31	10
All Reefs	**1 381**	**1 417**	**31.00**	**0.31**	**10**
Total Bambanani					
Basal	222	276	71.00	0.34	24
All Reefs	**222**	**276**	**71.00**	**0.34**	**24**
Doornkop					
South Reef	1 061	1 083	27.00	0.47	13
All Reefs	**1 061**	**1 083**	**27.00**	**0.47**	**13**
Kusasalethu					
VCR Reef	1 735	1 909	26.00	0.50	13
All Reefs	**1 735**	**1 909**	**26.00**	**0.50**	**13**
Total Target (incl. Target 1 & Target 3)					
Elsburg	1 726	1 201	56.00	0.27	15
A Reef	129	39	49.00	0.45	22
B Reef	177	33	4.00	1.24	5
All Reefs	**2 032**	**1 273**	**55.00**	**0.27**	**15**
Masimong					
Basal	1 745	1 479	18.00	0.55	10
B Reef	435	411	23.00	0.55	13
All Reefs	**2 180**	**1 890**	**19.00**	**0.55**	**11**
Evander					
Kimberley	950	866	30.00	0.48	14
All Reefs	**950**	**866**	**30.00**	**0.48**	**14**
Virginia (incl. Unisel & Merriespruit)					
Basal	1 526	1 188	52.00	0.28	14
Leader	1 880	1 614	84.00	0.13	11
B Reef	84	33	4.00	2.08	8
All Reefs	**3 490**	**2 835**	**70.00**	**0.18**	**13**
Joel					
Beatrix	1 427	1 240	50.00	0.41	21
All Reefs	**1 427**	**1 240**	**50.00**	**0.41**	**21**
Total Harmony					
Basal	7 054	6 276	26.00	0.44	11
Beatrix	1 427	1 240	50.00	0.41	21
Leader	1 880	1 614	84.00	0.13	11
B Reef	1 168	719	25.00	1.35	34
A Reef	129	39	49.00	0.45	22
Elsburg	1 726	1 201	56.00	0.27	15
Kimberley	950	866	30.00	0.48	14
South Reef	1 061	1 083	27.00	0.47	13
VCR	1 735	1 909	26.00	0.50	13
All Reefs	**17 130**	**14 948**	**37.00**	**0.38**	**14**

CONTACT DETAILS

HARMONY GOLD MINING COMPANY LIMITED

Corporate Office

Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
H E Mashego (Executive Director)
F F T De Buck*^ (Lead independent director)
F Abbott*, J A Chissano*[1], K V Dicks*^
Dr D S Lushaba*^, C Markus*^,
M Motloba*^, M Msimang*^, D Nokó*^,
C M L Savage*^, A J Wilkens*, J Wetton*^

* Non-executive
^ Independent
[1] Mozambican

Investor Relations Team

Henrika Basterfield
Investor Relations Officer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

Company Secretary

iThemba Governance and Statutory Solutions (Pty) Ltd
Annamarie van der Merwe
Telephone: +27 86 111 1010
Fax: +27 86 504 1315
Mobile: +27 83 264 0328
E-mail: avdm@ithemba.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone: 0871 664 0300 (UK)
(calls cost 10p a minute plus network extras, lines are open
8:30 am to 5:30 pm (Monday to Friday)
or   +44 (0) 20 8639 3399 (calls from overseas)
Fax: +44 (0) 20 8639 2220

ADR Depositary

BNY Mellon
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY-ADRS
Fax: +1 212 571 3050

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
London Stock Exchange Plc: HRM
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number 1950/038232/06
Incorporated in the Republic of South Africa

ISIN: ZAE 000015228

PRINTED BY INCE (PTY) LTD   W2CF12636

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 15, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director